   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2000
                                                      REGISTRATION NO. 333-30398
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                EXAR CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                               3674                              94-1741481
  (State or other jurisdiction of        (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)        Classification Code Number)              Identification No.)

                           --------------------------

                                48720 KATO ROAD
                           FREMONT, CALIFORNIA 94538
                                 (510) 668-7000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           --------------------------

                             DONALD L. CIFFONE, JR.
                            CHIEF EXECUTIVE OFFICER
                                EXAR CORPORATION
                                48720 KATO ROAD
                           FREMONT, CALIFORNIA 94538
                                 (510) 668-7000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

          ROBERT L. JONES, ESQ.                              PETER T. HEALY, ESQ.
         MATTHEW W. SONSINI, ESQ.                           O'MELVENY & MYERS LLP
            COOLEY GODWARD LLP                             Embarcadero Center West
          Five Palo Alto Square                               275 Battery Street
           3000 El Camino Real                         San Francisco, California 94111
       Palo Alto, California 94036                              (415) 984-8833
              (650) 843-5000

                           --------------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed without notice. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

Prospectus (Not Complete)
Issued February 18, 2000

                                2,500,000 SHARES

                                     [LOGO]

                                EXAR CORPORATION
                                  COMMON STOCK
                                ----------------

    Exar Corporation is offering 2,500,000 shares of common stock in a firmly underwritten offering.

                            ------------------------

    Our common stock is traded on the Nasdaq National Market under the symbol "EXAR." The last reported sale price for our common stock on the Nasdaq National Market on February 17, 2000 was $51.38 per share.

                            ------------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                             ---------------------

                                                              Per Share    Total
                                                              ---------   --------
Offering Price..............................................   $          $
Discounts and Commissions to Underwriters...................   $          $
Offering Proceeds to Exar...................................   $          $

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    We have granted the underwriters the right to purchase up to an additional 375,000 shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to deliver the shares of common stock to
investors on              , 2000.

BANC OF AMERICA SECURITIES LLC

            ROBERTSON STEPHENS

                        U.S. BANCORP PIPER JAFFRAY

                                    NEEDHAM & COMPANY, INC.

                            ------------------------

                                           , 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      4
Forward-Looking Statements..................................     13
Use of Proceeds.............................................     14
Dividend Policy.............................................     14
Price Range of Our Common Stock.............................     14
Capitalization..............................................     15
Selected Consolidated Financial Data........................     16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     17
Business....................................................     26
Management..................................................     35
Underwriting................................................     38
Legal Matters...............................................     40
Experts.....................................................     40
Where You Can Find More Information.........................     41
Index to Consolidated Financial Statements..................    F-1

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

    Information contained in our web site does not constitute part of this document.

    EXAR and the Exar logos are our trademarks in the U.S. and other jurisdictions.

                               PROSPECTUS SUMMARY

    This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision. The terms "we," "us," "our" and "Exar Corporation" mean Exar Corporation and its subsidiaries. Unless otherwise indicated, all information in this prospectus
(i) assumes that the underwriters do not exercise their over-allotment option and (ii) reflects a three-for-two stock split effected on February 15, 2000.

                                EXAR CORPORATION

    We design, develop and market high-performance, high-bandwidth mixed-signal (analog and digital) silicon solutions for the worldwide communications infrastructure. Our analog and mixed-signal design expertise, combined with our systems understanding, enables us to provide integrated circuits, or ICs, for wide area network, or WAN, equipment that enables high-speed communications. Our customers include leading communications original equipment manufacturers, or OEMs, such as Alcatel Alsthom S.A., Cisco Systems, Inc., Lucent Technologies Inc., Nokia Corporation and Tellabs, Inc.

    The volume of data traffic across the public communications network has increased significantly in the past few years. As a result, the existing communications infrastructure does not have the bandwidth to accommodate the increased levels of traffic. One of the significant bottlenecks in today's communications infrastructure is the point at which the copper, coaxial or fiber optic transmission media connects to the WAN. To address the dramatic growth in traffic and this particular bottleneck, communications OEMs must develop and introduce sophisticated systems that incorporate increasingly complex communications ICs that enhance the bandwidth of this bridge between the analog physical world and the digital computing environment.

    We provide physical interface and access control ICs for communications equipment that is based upon the T/E carrier and Asynchronous Transfer Mode, or ATM, transmission standards, and we are developing products for the Synchronous Optical Network/Synchronous Digital Hierarchy, or SONET/ SDH, transmission standards. We provide our customers with complete solutions that include hardware, software and application support, thereby facilitating system integration and reducing our customers' time to market. Additionally, our substantial analog and mixed-signal design expertise and use of standard CMOS semiconductor manufacturing processes, enable us to offer ICs that provide compelling price/performance solutions for communications OEMs. We also provide ICs for the serial communications market and the video and imaging markets.

    Our objective is to be the leading provider of high-performance, high-bandwidth ICs for the worldwide communications infrastructure. Our strategies for achieving this objective include:

    - focusing on high-growth communications markets;

    - leveraging our analog and mixed-signal expertise to provide integrated system level solutions;

    - expanding our revenue content per system;

    - strengthening and expanding strategic OEM relationships;

    - leveraging our broad product portfolio to accelerate communications product development;

    - using CMOS process technologies to provide compelling price/performance solutions; and

    - leveraging the fabless semiconductor business model.

    Our principal executive offices are located at 48720 Kato Road, Fremont, CA 94538, and our telephone number is (510) 668-7000.

                                  THE OFFERING

Common stock offered by Exar............................  2,500,000 shares

Common stock to be outstanding after this offering......  17,427,575 shares

Use of proceeds.........................................  For capital expenditures and general corporate purposes, including working
                                                          capital.

Nasdaq National Market symbol...........................  EXAR

------------------------

    The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of January 31, 2000 and does not include the following:

    - 3,678,756 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $15.03 per share;

    - 1,114,257 additional shares reserved for future issuance under our stock option plans; and

    - 1,229,026 additional shares reserved for sale under our employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables present our summary consolidated statement of operations data for fiscal 1996 through 1999 and our summary consolidated balance sheet data as of December 31, 1999. Consolidated balance sheet data is presented on an actual basis and as adjusted to reflect the sale of 2,500,000 shares of common stock offered by us in this offering at an assumed public offering price of $51.38 per share and after deducting the estimated underwriting discounts and commissions and offering expenses and giving effect to the application of the net proceeds. The summary consolidated financial data gives effect to the three-for-two stock split effected on February 15, 2000.

                                                                                   NINE MONTHS ENDED
                                            FISCAL YEARS ENDED MARCH 31,             DECEMBER 31,
                                      -----------------------------------------   -------------------
                                        1996       1997       1998       1999       1998       1999
                                      --------   --------   --------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:

Net sales...........................  $125,766   $ 92,343   $102,015   $71,868    $56,770    $55,509
Gross profit........................    63,549     36,883     50,078    38,482     30,266     31,100
Income (loss) from operations.......    18,759    (15,238)     8,986     4,051      3,882      1,076
Net income (loss)...................    13,582     (9,197)     7,518     5,424      4,705      8,051

Net income (loss) per share:
  Basic.............................  $   0.95   $  (0.68)  $   0.54   $  0.39    $  0.33    $  0.57
  Diluted...........................  $   0.91   $  (0.68)  $   0.52   $  0.38    $  0.32    $  0.52

Shares used in the computation of
  net income (loss) per share:
  Basic.............................    14,243     13,606     13,989    14,088     14,127     14,128
  Diluted...........................    14,888     13,606     14,595    14,400     14,512     15,556

                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................   $111,722      $232,678
Total assets................................................    155,992       276,948
Long-term obligations.......................................        582           582
Retained earnings...........................................     65,175        65,175
Stockholders' equity........................................    138,825       259,781

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE INVESTING IN OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE HARMED. THIS COULD CAUSE THE PRICE OF OUR STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING STATEMENTS ABOUT FUTURE PLANS, OBJECTIVES, INTENTIONS AND EXPECTATIONS. MANY FACTORS, INCLUDING THOSE DESCRIBED BELOW, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN ANY FORWARD-LOOKING STATEMENT.

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY BECAUSE OF A NUMBER OF FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL.

    Our operating results fluctuate significantly. Some of the factors that affect our quarterly and annual results, many of which are difficult to control or predict, are:

    - the reduction, rescheduling or cancellation of orders by customers;

    - fluctuations in the timing and amount of customer requests for product shipments;

    - fluctuations in the manufacturing output, yields and inventory levels of our suppliers;

    - changes in the mix of products that our customers purchase;

    - our ability to introduce new products on a timely basis;

    - the announcement or introduction of products by our competitors;

    - the availability of third-party foundry capacity and raw materials;

    - competitive pressures on selling prices;

    - the amounts and timing of costs associated with product warranties and returns;

    - the amounts and timing of investments in research and development;

    - market acceptance of our products;

    - costs associated with acquisitions and the integration of acquired operations;

    - the ability of our customers to obtain components from their other suppliers;

    - general conditions in the communications and semiconductor industries;

    - fluctuations in interest rates; and

    - general economic conditions.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE; THEREFORE, OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

    The markets for our products are characterized by:

    - rapidly changing technologies;

    - changing customer needs;

    - frequent new product introductions and enhancements;

    - increased integration with other functions; and

    - rapid product obsolescence.

    To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

    In addition, products for communications applications are based on continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards.

    We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

OUR FUTURE SUCCESS DEPENDS IN PART ON THE CONTINUED SERVICE OF OUR KEY ENGINEERING AND MANAGEMENT PERSONNEL AND OUR ABILITY TO IDENTIFY, HIRE AND RETAIN ADDITIONAL PERSONNEL.

    There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of new communications ICs. Competition is especially intense in the Silicon Valley, where our corporate headquarters is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. Loss of the services of, or failure to recruit, key engineers or other technical and management personnel could harm our business.

WE DEPEND ON THIRD-PARTY FOUNDRIES TO MANUFACTURE OUR ICS.

    We do not own or operate a semiconductor fabrication facility. Most of our products are based on CMOS processes. Although two foundries manufacture our products based on CMOS processes, most are manufactured at a single foundry. In addition, one foundry manufactures most of our BiCMOS products. We do not have long-term wafer supply agreements with our CMOS foundries that guarantee wafer or product quantities, prices, delivery or lead times, as our CMOS foundries manufacture our products on a purchase order basis. We provide these foundries with rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. Therefore, our CMOS foundries could choose to prioritize capacity for other customers or reduce or eliminate deliveries to us on short notice. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity to satisfy our requirements. In addition, we cannot be certain that we will continue to do business with our foundries on terms as favorable as our current terms. Other significant risks associated with our reliance on third-party foundries include:

    - the lack of assured semiconductor wafer supply and control over delivery schedules;

    - the unavailability of, or delays in obtaining access to, key process technologies;

    - limited control over quality assurance, manufacturing yields and production costs; and

    - potential misappropriation of our intellectual property.

    We could experience a substantial delay or interruption in the shipment of our products or an increase in our costs due to the following:

    - a sudden demand for semiconductor devices;

    - a manufacturing disruption experienced by one or more of our foundries or sudden reduction or elimination of any existing source or sources of semiconductor devices;

    - time required to identify or qualify alternative manufacturing sources for existing or new products; or

    - failure of our suppliers to obtain the raw materials and equipment used in the production of our ICs.

TO SECURE FOUNDRY CAPACITY, WE MAY BE REQUIRED TO ENTER INTO FINANCIAL AND OTHER ARRANGEMENTS WITH FOUNDRIES, AND SUCH AGREEMENTS MAY RESULT IN THE DILUTION OF OUR EARNINGS OR THE OWNERSHIP OF OUR STOCKHOLDERS OR OTHERWISE HARM OUR OPERATING RESULTS.

    Allocation of a foundry's manufacturing capacity may be influenced by a customer's size or the existence of a long-term agreement with the foundry. To address foundry capacity constraints, we and other semiconductor companies that rely on third-party foundries have utilized various arrangements, including equity investments in or loans to foundries, in exchange for guaranteed production capacity, joint ventures to own and operate foundries, or "take or pay" contracts that commit a company to purchase specified quantities of wafers over extended periods. While we are not currently a party to any of these arrangements, we may decide to enter into these arrangements in the future. We cannot be sure, however, that these arrangements will be available to us on acceptable terms or at all. Any of these arrangements could require us to commit substantial capital and, accordingly, could require us to obtain additional debt or equity financing. This could result in the dilution of our earnings or the ownership of our stockholders or otherwise harm our operating results.

IF OUR FOUNDRIES DISCONTINUE THE MANUFACTURING PROCESSES NEEDED TO MEET OUR DEMANDS, OR FAIL TO UPGRADE THE TECHNOLOGIES NEEDED TO MANUFACTURE OUR PRODUCTS, WE MAY FACE PRODUCTION DELAYS.

    Our wafer and product requirements typically represent a small portion of the total production of the foundries that manufacture our products. As a result, we are subject to the risk that a foundry will cease production on an older or lower-volume process that it uses to produce our parts. Additionally, we cannot be certain our foundries will continue to devote resources to the production of our products or continue to advance the process design technologies on which the manufacturing of our products is based. Each of these events could increase our costs and harm our ability to deliver our products on time.

THE MARKETS IN WHICH WE PARTICIPATE ARE INTENSELY COMPETITIVE.

    Our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

    - designing new products that implement new technologies;

    - subcontracting the manufacture of new products and delivering them in a timely manner;

    - product quality and reliability;

    - technical support and service;

    - timely product introduction;

    - product performance;

    - product features;

    - price;

    - end-user acceptance of our customers' products;

    - compliance with evolving standards; and

    - market acceptance of competitors' products.

    In addition, our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace or provide lower-cost or higher-performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable. In addition, our competitors and customers may introduce products that integrate the functions performed by our ICs on a single IC, thus eliminating the need for our products.

    Because the IC markets are highly fragmented, we generally encounter different competitors in our various market areas. Competitors with respect to our communications products include Conexant Systems Inc., PMC-Sierra, Inc. and TranSwitch Corporation. In addition, the expansion of our communications product portfolio may in the future bring us into competition with other established communications IC companies, such as Applied Micro Circuits Corp. and Vitesse Semiconductor Corporation. Competitors in our other markets include Analog Devices Incorporated, Philips Electronics and Texas Instruments Incorporated. Many of our competitors have greater financial, technical and management resources than we do. Some of these competitors may be able to sell their products at prices below which it would be profitable for us to sell our products.

IF WE ARE UNABLE TO FURTHER PENETRATE THE MARKETS FOR COMMUNICATIONS ICS OR IF THESE MARKETS FAIL TO GROW AS EXPECTED, OUR REVENUES COULD STOP GROWING AND MAY DECLINE.

    A significant portion of our revenues in recent periods has been, and is expected to continue to be, derived from sales of communications ICs, particularly products based on the T/E carrier and ATM transmission standards. In order for us to be successful, we must continue to penetrate these markets. Furthermore, if these markets fail to grow as expected, our business could be harmed.

WE EXPECT THAT REVENUES CURRENTLY DERIVED FROM NON-COMMUNICATIONS PRODUCTS WILL DECLINE IN FUTURE PERIODS, AND OUR BUSINESS WILL BE HARMED IF OUR COMMUNICATIONS PRODUCTS FAIL TO COMPENSATE FOR THIS DECLINE.

    We do not intend to increase our funding of development efforts relating to our video and imaging and other non-communications products, and as a result revenues from these products may decline in future periods. In addition, the markets for these products are subject to extreme price competition, and we may not be able to reduce our costs in response to declining average selling prices. Even if we reduce our costs, our customers in these markets may not purchase these products. Moreover, these markets may decrease in size in the future. If our communications products fail to compensate for any revenue shortfall, our business could be harmed.

OUR DEPENDENCE ON THIRD-PARTY SUBCONTRACTORS TO ASSEMBLE AND TEST OUR PRODUCTS SUBJECTS US TO A NUMBER OF RISKS, INCLUDING AN INADEQUATE SUPPLY OF PRODUCTS AND HIGHER MATERIALS COSTS.

    We depend on independent subcontractors for the assembly and testing of our products. Our reliance on these subcontractors involves the following significant risks:

    - reduced control over delivery schedules and quality;

    - the potential lack of adequate capacity during periods of excess demand;

    - difficulties selecting and integrating new subcontractors;

    - limited warranties on products supplied to us;

    - potential increases in prices due to capacity shortages and other factors; and

    - potential misappropriation of our intellectual property.

    These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships.

OUR RELIANCE UPON FOREIGN SUPPLIERS EXPOSES US TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

    We use semiconductor wafer foundries and assembly and test subcontractors throughout Asia for most of our products. We intend to continue transferring our testing and shipping operations to foreign subcontractors. Our dependence on these subcontractors involves the following substantial risks:

    - political and economic instability;

    - disruption to air transportation from Asia; and

    - changes in tax laws, tariffs and freight rates.

    These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships.

OUR RELIANCE ON FOREIGN CUSTOMERS COULD CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

    International sales accounted for 36.5% of net sales for fiscal year 1999 and 35.1% of net sales for the nine months ended December 31, 1999. International sales may account for an increasing portion of our revenues, which would subject us to the following risks:

    - changes in regulatory requirements;

    - tariffs and other barriers;

    - timing and availability of export licenses;

    - political and economic instability;

    - difficulties in accounts receivable collections;

    - difficulties in staffing and managing foreign subsidiary and branch operations;

    - difficulties in managing distributors;

    - difficulties in obtaining governmental approvals for communications and other products;

    - limited intellectual property protection;

    - foreign currency exchange fluctuations;

    - the burden of complying with and the risk of violating a wide variety of complex foreign laws and treaties; and

    - potentially adverse tax consequences.

    In addition, because sales of our products have been denominated to date primarily in United States Dollars (except in Japan, where we transact a portion of our business in Japanese Yen), increases in the value of the United States Dollar could increase the relative price of our products so that they become more expensive to customers in the local currency of a particular country. Future international activity may result in increased foreign currency denominated sales. Furthermore, because some of our customer purchase orders and agreements are governed by foreign laws, we may be limited in our ability to enforce our rights under these agreements and to collect damages, if awarded.

WE RELY ON OUR DISTRIBUTORS AND SALES REPRESENTATIVES TO SELL MANY OF OUR PRODUCTS.

    We sell many of our products through distributors and sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the semiconductor industry. We believe that our success will continue to depend upon these distributors and sales representatives. If some or all of our distributors and sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell our products, our business could be harmed.

BECAUSE OUR COMMUNICATIONS ICS TYPICALLY HAVE LENGTHY SALES CYCLES, WE MAY EXPERIENCE SUBSTANTIAL DELAYS BETWEEN INCURRING EXPENSES RELATED TO RESEARCH AND DEVELOPMENT AND THE GENERATION OF SALES REVENUE.

    Due to the communications IC product cycle, it usually takes us more than 12 months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take nine months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional three months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our communications products by our customers.

OUR BACKLOG MAY NOT RESULT IN FUTURE REVENUE.

    Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

OUR OPERATING EXPENSES ARE RELATIVELY FIXED, AND WE MAY ORDER MATERIALS IN ADVANCE OF ANTICIPATED CUSTOMER DEMAND. THEREFORE, WE HAVE LIMITED ABILITY TO REDUCE EXPENSES QUICKLY IN RESPONSE TO ANY REVENUE SHORTFALLS.

    Our operating expenses are relatively fixed, and, therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections. We may experience revenue shortfalls for the following reasons:

    - significant pricing pressures that occur because of declines in average selling prices over the life of a product;

    - sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers and, in turn, harm our ability to meet our sales obligations; and

    - the reduction, rescheduling or cancellation of customer orders.

    In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers and foundries, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize.

PERIODS OF RAPID GROWTH AND EXPANSION COULD CONTINUE TO PLACE A SIGNIFICANT STRAIN ON OUR LIMITED PERSONNEL AND OTHER RESOURCES.

    To manage our possible future growth effectively, we will be required to continue to improve our operational, financial and management systems and to successfully hire, train, motivate and manage our employees. In addition, the integration of past and future potential acquisitions and the evolution of our business plan will require significant additional management, technical and administrative resources. We cannot be certain that we will be able to manage the growth and evolution of our current business effectively.

WE HAVE IN THE PAST AND MAY IN THE FUTURE MAKE ACQUISITIONS, WHICH WILL INVOLVE NUMEROUS RISKS. WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO ADDRESS THESE RISKS SUCCESSFULLY WITHOUT SUBSTANTIAL EXPENSE, DELAY OR OTHER OPERATIONAL OR FINANCIAL PROBLEMS.

    The risks involved with acquisitions include:

    - diversion of management's attention;

    - failure to retain key personnel;

    - amortization of acquired intangible assets;

    - customer dissatisfaction or performance problems with an acquired company;

    - the cost associated with acquisitions and the integration of acquired operations; and

    - assumption of known or unknown liabilities or other unanticipated events or circumstances.

    We cannot assure you that we will be able to address these risks successfully without substantial expense, delay or other operational or financial problems.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS ADEQUATELY.

    Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, mask work registrations, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology.

    More specifically, we cannot assure you that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure you that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes or design around any patents that may be issued to us.

WE COULD BE HARMED BY LITIGATION INVOLVING PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. We may be accused of infringing the intellectual property rights of third parties. Furthermore, we have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products. We cannot be certain that infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims will not be asserted in the future or that such assertions, if proven to be true, will not harm our business.

    Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel. In the event of any adverse ruling in any such litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms, or at all.

EARTHQUAKES AND OTHER NATURAL DISASTERS MAY DAMAGE OUR FACILITIES OR THOSE OF OUR SUPPLIERS.

    Our corporate headquarters in California is located near major earthquake faults which have experienced earthquakes in the past. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster near one or more of our major suppliers, like the one that occurred in Taiwan in September 1999, could disrupt the operations of those suppliers, which could limit the supply of our products and harm our business.

OUR STOCK PRICE IS VOLATILE.

    The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

    - our anticipated or actual operating results;

    - announcements or introductions of new products;

    - technological innovations or setbacks by us or our competitors;

    - conditions in the communications and semiconductor markets;

    - the commencement of litigation;

    - changes in estimates of our performance by securities analysts;

    - announcements of merger or acquisition transactions; and

    - general economic and market conditions.

    In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, particularly semiconductor companies, and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may harm the market price of our common stock.

THE ANTI-TAKEOVER PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND OF THE DELAWARE GENERAL CORPORATION LAW MAY DELAY, DEFER OR PREVENT A CHANGE OF CONTROL.

    Our board of directors has the authority to issue up to 2,250,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control, as the terms of the preferred stock that might be issued could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders. Our stockholders must give 120 days advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. We may trigger our stockholder rights plan in the event our board of directors does not agree to an acquisition proposal. The rights plan may make it more difficult and costly to acquire our company. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it harder for our company to be acquired without the consent of our board of directors and management.

INVESTORS WILL EXPERIENCE DILUTION AS A RESULT OF THIS OFFERING.

    Investors in this offering will incur immediate and substantial dilution in the net tangible book value per share of our common stock.

IF WE HAVE NOT ADEQUATELY PREPARED FOR THE TRANSITION TO YEAR 2000, OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION COULD SUFFER.

    We have executed a plan designed to make our computer systems, applications, computer and manufacturing equipment and facilities Year 2000 ready. To date, none of our systems, applications, equipment or facilities have experienced material difficulties from the transition to Year 2000, nor have we been notified that any of our suppliers have had any such difficulties. However, due to the breadth of potential issues related to the Year 2000, we cannot guarantee that we will not experience any problems in the future and the final determination may take several months. Where practicable, we have attempted to mitigate our risks with respect to any failures of our critical external suppliers related to the Year 2000. The effect on our results of operations from any failure of our systems, applications, equipment or facilities, or our critical external suppliers, related to the Year 2000 issue cannot yet be determined.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors."

    Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the 2,500,000 shares of common stock that we are offering at an assumed public offering price of $51.38 will be approximately $121.0 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds from this offering will be approximately $139.2 million.

    We expect to use the net proceeds from this offering for capital expenditures and general corporate purposes, including working capital. We may also use a portion of the net proceeds to invest in wafer fabrication facilities with our suppliers or to make equity investments in, or enter into other arrangements with, our suppliers, related joint ventures or other companies to secure manufacturing capacity. We may use a portion of the net proceeds to acquire or license other complementary products, technologies or businesses when the opportunity arises; however, we currently have no commitments or agreements with respect to any such transactions. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive in this offering. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending such uses, the net proceeds of this offering will be primarily invested in investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                        PRICE RANGE OF OUR COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol EXAR. The following table sets forth for the period indicated the high and low sale prices for our common stock, as reported by the Nasdaq National Market, as adjusted for our three-for-two stock split, effected in the form of a stock dividend, on February 15, 2000.

                                                                HIGH       LOW
                                                              --------   --------
Year ended March 31, 1998
  First Quarter.............................................   $14.50     $ 9.67
  Second Quarter............................................   $17.92     $12.83
  Third Quarter.............................................   $18.17     $10.75
  Fourth Quarter............................................   $16.00     $10.67
Year ended March 31, 1999
  First Quarter.............................................   $17.13     $12.08
  Second Quarter............................................   $14.42     $ 9.25
  Third Quarter.............................................   $12.50     $ 8.00
  Fourth Quarter............................................   $11.25     $ 8.75
Year ended March 31, 2000
  First Quarter.............................................   $16.92     $10.58
  Second Quarter............................................   $26.00     $17.00
  Third Quarter.............................................   $43.08     $21.00
  Fourth Quarter through February 17, 2000..................   $56.08     $38.00

    On February 17, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $51.38. As of January 31, 2000, there were 14,927,575 shares of our common stock outstanding, after giving effect to the three-for-two stock split, held by approximately 234 holders of record.

                                 CAPITALIZATION

    The following table sets forth on an unaudited basis our capitalization as of December 31, 1999 and as adjusted to reflect the sale of the 2,500,000 shares of common stock we are offering at an assumed public offering price of $51.38 per share and the receipt of the estimated net proceeds, after deducting the underwriting discounts and our estimated offering expenses. The table shows the effect of a three-for-two stock split effected on February 15, 2000. You should read this table in conjunction with the consolidated financial statements and notes and "Selected Consolidated Financial Data" included elsewhere in this prospectus.

                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Stockholders' equity:
Preferred stock; $.0001 par value; 2,250,000 shares
  authorized; no shares outstanding.........................   $     --      $     --
Common stock; $.0001 par value; 25,000,000 shares
  authorized; 16,714,898 and 17,030,049 shares outstanding,
  as adjusted(1)............................................     97,350       194,435
Accumulated other comprehensive income......................        171           171
Retained earnings...........................................     65,175        65,175
Treasury stock; 2,184,849 shares and 0 shares of common
  stock at cost, as adjusted................................    (23,871)           --
                                                               --------      --------
    Total stockholders' equity..............................   $138,825      $259,781
                                                               ========      ========

------------------------

(1) Excludes 4,067,909 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 1999 at a weighted average exercise price of $14.69 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    You should read our selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included in this prospectus. The consolidated statement of operations data for the years ended March 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of March 31, 1998 and 1999 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statement of operations data for the year ended March 31, 1996 and the consolidated balance sheet data as of March 31, 1996 and 1997 are derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the nine month periods ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1999 are derived from unaudited interim consolidated financial statements included in this prospectus. The unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the data. Historical results of operations are not necessarily indicative of results that may be expected for any future period. The selected consolidated financial data gives effect to the three-for-two stock split effected on February 15, 2000.

                                                                                     NINE MONTHS ENDED
                                              FISCAL YEARS ENDED MARCH 31,             DECEMBER 31,
                                        -----------------------------------------   -------------------
                                          1996       1997       1998       1999       1998       1999
                                        --------   --------   --------   --------   --------   --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales.............................  $125,766   $92,343    $102,015   $71,868    $56,770    $55,509
Gross profit..........................    63,549    36,883      50,078    38,482     30,266     31,100
Income (loss) from operations.........    18,759   (15,238)      8,986     4,051      3,882      1,076
Net income (loss).....................    13,582    (9,197)      7,518     5,424      4,705      8,051

Net income (loss) per share:
  Basic...............................  $   0.95   $ (0.68)   $   0.54   $  0.39    $  0.33    $  0.57
  Diluted.............................  $   0.91   $ (0.68)   $   0.52   $  0.38    $  0.32    $  0.52

Shares used in the computation of
  net income (loss) per share:
  Basic...............................    14,243    13,606      13,989    14,088     14,127     14,128
  Diluted.............................    14,888    13,606      14,595    14,400     14,512     15,556

                                                     AS OF MARCH 31,
                                        -----------------------------------------   AS OF DECEMBER 31,
                                          1996       1997       1998       1999            1999
                                        --------   --------   --------   --------   -------------------
                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.......................  $ 77,550   $ 68,822   $ 90,395   $ 91,885        $111,722
Total assets..........................   139,074    125,537    143,669    138,296         155,992
Long-term obligations.................       979        880        745        664             582
Retained earnings.....................    53,379     44,182     51,700     57,124          65,175
Stockholders' equity..................   117,847    109,817    123,729    125,757         138,825

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THIS SECTION, AS WELL AS IN THE SECTION ENTITLED "RISK FACTORS."

OVERVIEW

    We design, develop and market analog and mixed-signal ICs for the communications markets and video and imaging markets. Our primary customers are large communications OEMs.

    Over the past several years, we have actively refocused our business on products for the communications markets. In the 1970's, we designed, manufactured and marketed custom and general purpose analog circuits supporting many different applications. In the 1980's, we transitioned our products to analog and mixed signal application specific standard products, or ASSPs, focusing on telecommunications, data communications, computer peripherals and consumer electronics. Through the mid 1990's, we continued this product transition through internal development and strategic acquisitions and moved to a fabless semiconductor business model. In 1997, we chose to focus our product strategy and development efforts on the communications markets. For that year, our communications products represented 43.2% of our net sales. For the nine months ended December 31, 1999, our communications product sales increased to 74.6% of our net sales.

    International sales represented 42.2%, 41.2%, 36.5% and 35.1% of our net sales for the years ended March 31, 1997, 1998 and 1999 and for the nine months ended December 31, 1999. Our international sales consist of sales from the United States to overseas customers and sales by our wholly-owned subsidiary in Japan. Sales by our Japanese subsidiary are denominated in Yen, while all other international sales are denominated in United States Dollars. Our international operations give rise to exposures from changes in currency exchange rates. We have adopted a set of practices to minimize our foreign currency risk which include the occasional use of foreign currency exchange contracts to hedge amounts receivable from our foreign subsidiaries. In addition, foreign sales may be subject to tariffs in certain countries or with regard to certain products; however, our profit margin on international sales of ICs, adjusted for differences in product mix, is not significantly different from that realized on our sales to domestic customers.

    We recognize revenue from the sale of products when shipped. Our distributor agreements generally permit the return of up to 10% of their purchases annually for purposes of stock rotation and also provide for credits to distributors in the event we reduce the price of any product. We record an allowance based on future authorized and historical patterns of returns, price protection and other concessions at the time revenue is recognized.

    Our gross margins vary depending on product mix, competition, the volume of products sold, our suppliers' ability to achieve certain manufacturing efficiencies and the cost of materials procured from our suppliers. Our newer analog and mixed-signal products, especially our communications products, generally have higher gross margins than our more mature products, and margins of any particular product may erode over time.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated the percentage relationship to net sales of certain cost, expense and income items. The table and subsequent discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                         FISCAL YEARS ENDED MARCH 31,                 DECEMBER 31,
                                                    --------------------------------------       -----------------------
                                                      1997           1998           1999           1998           1999
                                                    --------       --------       --------       --------       --------
Net sales....................................        100.0%         100.0%         100.0%         100.0%         100.0%
Cost of sales................................         55.0           50.9           46.5           46.7           44.0
Cost of sales-inventory write-off............          5.0             --             --             --             --
                                                     -----          -----          -----          -----          -----
Gross profit.................................         40.0           49.1           53.5           53.3           56.0
Research and development.....................         15.1           15.3           18.9           18.2           22.3
Selling, general and administrative..........         23.1           22.8           27.1           26.1           31.1
Goodwill amortization........................          1.5            1.0            0.9            0.9            0.7
Restructuring and other charges..............         15.5             --            1.0            1.3             --
Acquisition related expenses.................          1.3            1.2             --             --             --
                                                     -----          -----          -----          -----          -----
Operating income (loss)......................        (16.5)           8.8            5.6            6.8            1.9
Other income, net............................          2.9            3.2            6.6            6.5           19.4
                                                     -----          -----          -----          -----          -----
Income (loss) before income taxes............        (13.6)          12.0           12.2           13.3           21.3
Income taxes (benefit).......................         (3.6)           4.7            4.6            5.0            6.8
                                                     -----          -----          -----          -----          -----
Net income (loss)............................        (10.0)%          7.3%           7.6%           8.3%          14.5%
                                                     =====          =====          =====          =====          =====

PRODUCT LINE SALES AS A PERCENTAGE OF NET SALES

    The following table sets forth product line revenue information as a percentage of net sales. The table and subsequent discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                                                                       NINE MONTHS
                                                                                                          ENDED
                                                         FISCAL YEARS ENDED MARCH 31,                 DECEMBER 31,
                                                    --------------------------------------       -----------------------
                                                      1997           1998           1999           1998           1999
                                                    --------       --------       --------       --------       --------
Communications...............................         43.2%          47.8%          57.1%          54.3%          74.6%
Video and Imaging............................         26.9           25.0           21.4           22.7           17.8
Other........................................         29.9           27.2           21.5           23.0            7.6
                                                     -----          -----          -----          -----          -----
                                                     100.0%         100.0%         100.0%         100.0%         100.0%
                                                     =====          =====          =====          =====          =====

NINE MONTHS ENDED DECEMBER 31, 1999 COMPARED TO NINE MONTHS ENDED DECEMBER 31,
  1998

    NET SALES. Net sales for the nine months ended December 31, 1999 decreased by 2.2% to $55.5 million, compared to $56.8 million for the nine months ended December 31, 1998. This decrease was primarily due to decreases in sales of discontinued consumer and custom products in our legacy product lines (due in part to the fiscal 1999 closure of one of our third-party wafer fabrication facilities), as well as the sale of our silicon microstructures business unit and related product lines in November 1998. These decreases were offset by a 34.4% or $10.6 million increase in sales of our communications products during the nine months ended December 31, 1999. This increase in communications product sales was fueled by increased sales of our serial communications products and increased sales of our transmission products as both of these product lines gained market acceptance and design wins.

    In the nine months ended December 31, 1999, sales to domestic customers decreased by 1.1% to $36.0 million. International sales decreased by 4.2% to $19.5 million.

    COST OF SALES. Cost of sales as a percentage of net sales for the nine months ended December 31, 1999 decreased to approximately 44.0%, compared to 46.7% for the nine months ended December 31, 1998. The resulting increase in gross margins is due primarily to a greater mix of communications products, which generally have higher gross margins than many of our more mature products. Gross margins from sales of ICs vary depending on product mix, competition from other manufacturers, the volume of products manufactured and sold, the ability of our suppliers to achieve manufacturing efficiencies and the cost of materials procured from our suppliers. Margins on any particular product generally erode over time.

    RESEARCH AND DEVELOPMENT. Research and development expenses for the nine months ended December 31, 1999 represented 22.3% of net sales, compared to 18.2% of net sales for the nine months ended December 31, 1998. Research and development spending for the nine months ended December 31, 1999 increased by 19.6% as we continued to invest in the development of our communications products. These spending increases resulted from additional staffing in the communications products areas, increases in expenditures for supplies and equipment for the development of communications products, and an increase in employee compensation and benefits expenses associated with a pre-tax gain recognized in Other Income in the first quarter of fiscal 2000. In the future, we expect to increase spending on research and development activities, particularly for communications products. We expect research and development expenses to continue to fluctuate as a percentage of net sales as a result of the timing of expenditures and changes in the level of net sales. However, we intend to continue spending approximately 20% of net sales on research and development activities to support our growth.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for the nine months ended December 31, 1999 represented 31.1% of net sales, compared to 26.1% for the nine months ended December 31, 1998. Selling, general and administrative expenses for the nine months ended December 31, 1999 increased by 16.8%. The increase was due to growth in communications product sales and an increase in employee compensation and benefits expenses associated with a pre-tax gain recognized in Other Income in the first quarter of fiscal 2000. In the short term, many of the selling, general and administrative expenses are fixed, causing a decline as a percentage of net sales in periods of rapidly rising sales and an increase as a percentage of net sales when sales growth is slower or declining.

    OTHER INCOME. Other income in the nine months ended December 31, 1999 includes a first quarter pre-tax $7.0 million gain on the sale of an investment related to a minority equity investment in IC Works, Inc. In April 1999, we received approximately 1.1 million shares of common stock in Cypress Semiconductor, Inc. in exchange for our investment in IC Works due to the merger of Cypress Semiconductor and IC Works. We sold this stock during the first quarter of fiscal 2000, resulting in a pre-tax gain of $7.0 million in other income and a related employee compensation and benefits expense of $3.0 million in costs and expenses.

    PROVISION FOR INCOME TAXES. The provision for income taxes is based on income from operations. The effective tax rate for the first nine months of fiscal 2000 was approximately 32.0% compared with the federal statutory rate of 35%. The difference is due to utilization of capital loss carryforwards that offset the gain on sale of the IC Works investment and tax savings generated from utilization of our foreign sales corporation partially offset by non-deductible expenses, state income taxes and foreign income, which is taxed at rates different from U.S. income tax.

    To date, inflation has not had a significant impact on our operating results.

FISCAL YEAR ENDED MARCH 31, 1999 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1998

    NET SALES. Net sales during fiscal 1999 were $71.9 million compared to $102.0 million in fiscal 1998, a decrease of 29.6%. This decrease was primarily due to decreases in net sales of discontinued consumer and custom products in our legacy product lines, as well as the sale of our silicon microstructures business unit and related product lines. The abrupt closure of one of our third-party wafer fabrication facilities during the third quarter of fiscal 1999 had a further negative impact of $2.0 million on our fiscal 1999 net sales from legacy products.

    In fiscal 1999, sales to domestic customers decreased by 24.0% to $45.6 million. International sales decreased by 37.5% to $26.3 million.

    COST OF SALES. Cost of sales as a percentage of net sales decreased from 50.9% in fiscal 1998 to 46.5% in fiscal 1999. The resulting increase in gross margins is due primarily to a greater mix of our newer analog and mixed-signal products which generally have higher gross margins than our more mature products.

    RESEARCH AND DEVELOPMENT. Research and development expenses, as a percentage of net sales, increased from 15.3% in fiscal 1998 to 18.9% in fiscal 1999. Research and development expenses decreased by $2.0 million or 13.0% compared to fiscal 1998. The decrease in research and development expenses is attributable to our control of operating expenses in response to decreased sales, to lower employee benefits costs and to the restructuring activities associated with the sale of our silicon microstructures business unit and related product lines.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses, as a percentage of net sales, increased from 22.8% in fiscal 1998 to 27.1% in fiscal 1999. Selling, general and administrative expenses for fiscal 1999 decreased by $3.8 million or 16.2% compared to fiscal 1998. The decrease in selling, general and administrative expenses is attributable to decreased commissions expense, to lower employee benefits costs and to our control of operating expenses in response to decreased sales.

    RESTRUCTURING AND OTHER CHARGES. Restructuring and other charges in fiscal 1999 of $731,000 relate to the sale of our silicon microstructures business unit and related product lines to OSI Systems, Inc. in the third quarter and represent the loss on the sale of assets, severance costs related to the termination of 38 employees and other disposition related expenses. The restructuring action was completed during the fourth quarter of fiscal 1999 and was financed with cash. In addition to the $2.6 million in proceeds from the sale of the silicon microstructures business unit and related product lines, we may receive additional contingent performance-based payments from this sale of up to $3.9 million over the next two years.

    During the third quarter of fiscal 1998, we sold the capital assets that we had written down in fiscal 1997 in connection with the termination of a foundry arrangement. The sales proceeds exceeded the carrying value and, as a result, we reversed $1.2 million of the related reserve during the quarter. Offsetting this reversal, we decided during the quarter to replace our information system under development with a system determined to better meet our needs and wrote off
$1.2 million of capitalized costs associated with system modules which we did not intend to use.

    OTHER INCOME. Other income during fiscal 1999 increased to $4.1 million from $3.1 million in fiscal 1998 due to increased balances of cash and short-term investments.

    PROVISION FOR INCOME TAXES. Our effective tax rate for fiscal 1999 was 38% compared with the federal statutory rate of 35%. The discrepancy is due to non-deductible expenses, state income taxes and foreign losses, which are taxed at rates different from U.S. income tax rates, partially offset by tax advantaged investment income and tax savings generated from utilization of our foreign sales corporation.

FISCAL YEAR ENDED MARCH 31, 1998 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1997

    NET SALES. Net sales during fiscal 1998 were $102.0 million compared to $92.3 million in fiscal 1997, an increase of 10.5%. This increase was primarily due to significant increases in net sales in our communications and silicon microstructures product lines as well as last time buy activity pertaining to some of our discontinued custom legacy products. These increases were partially offset by a significant decrease in sales of discontinued consumer products.

    In fiscal 1998, sales to U.S. customers increased by 12.5% to $60.0 million. International sales increased by 7.8% to $42.0 million.

    COST OF SALES. Cost of sales as a percentage of net sales decreased from 55.0% in fiscal 1997, excluding the one-time inventory write-off discussed below, to 50.9% in fiscal 1998. The resulting increase in gross margins is due primarily to manufacturing efficiencies due to higher production volumes, changes in product mix and efficiencies gained as a result of our decision, in the fourth quarter of fiscal 1997, to transfer our test and shipping operations to foreign subcontractors to reduce manufacturing expenses.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased by $1.7 million or 12.0% compared to fiscal 1997 due primarily to increased spending on mask sets and other related costs for new product development. Research and development expenses, as a percentage of net sales, increased from 15.1% in fiscal 1997 to 15.3% in fiscal 1998.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses for fiscal 1998 increased by $2.0 million or 9.3%, compared to fiscal 1997 due primarily to increased spending on marketing efforts. Selling, general and administrative expenses decreased from 23.1% of net sales in fiscal 1997 to 22.8% of net sales in fiscal 1998. The decrease as a percentage of sales is due primarily to the increase in net sales.

    RESTRUCTURING AND OTHER CHARGES. Restructuring and other charges in fiscal 1997 included $5.3 million of restructuring costs and $9.0 million of other charges arising from:

    - A restructuring plan announced and commenced in the fourth quarter of fiscal 1997 to (i) reduce our manufacturing expenses by transferring our test and shipping operations to foreign subcontractors, (ii) focus our product strategy to provide analog and mixed-signal products for the communications, video and imaging and silicon sensor markets and
      (iii) narrow our distribution channels to create more sales leverage. In 1997, these actions resulted in a charge of $5.4 million to operating expenses and $4.6 million to cost of sales (relating to an inventory write-off). The charges included a non-cash charge of $8.5 million and cash expenditures of $1.5 million. As of December 31, 1999, an accrual of approximately $133,000 remained related to associated lease obligations.

    - The termination of a wafer production agreement. In October 1995, we entered into a wafer production agreement with IC Works. Under the terms of the agreement, we invested approximately $13 million for the purchase and installation of equipment at IC Works in exchange for a predetermined supply of wafers over the next five years. We also made a minority equity investment in IC Works of $7.5 million under separate but related agreements. The dramatically changed market conditions for wafer pricing and availability, as well as our recent business redirection, led to a reassessment of our foundry relationships and process requirements. These factors combined with delays in the commencement of anticipated production by the foundry, resulted in the termination of the wafer production agreement. As a result, we incurred a fourth quarter fiscal 1997 charge to operating expenses of $9.0 million as a result of negotiations to terminate the 1995 wafer production agreement with IC Works.

    ACQUISITION RELATED EXPENSES. Acquisition related expenses represent compensation costs of $1.2 million during fiscal 1998 and $1.2 million in fiscal 1997 arising from the acquisition of Startech Semiconductor, Inc. in fiscal 1995.

    OTHER INCOME. Other income during fiscal 1998 increased to $3.1 million from $2.3 million in fiscal 1997 due to increased balances of cash and short-term investments.

    PROVISION FOR INCOME TAXES. The effective tax rate for fiscal 1998 was 39% compared with the federal statutory rate of 35%. The discrepancy is due to non-deductible expenses, state income taxes and foreign losses, which are taxed at rates different from U.S. income tax rates, partially offset by tax advantaged investment income and tax savings generated from utilization of our foreign sales corporation.

                               QUARTERLY RESULTS

    The following tables contain selected unaudited quarterly financial data for the seven quarters ended December 31, 1999 and this data as a percentage of net sales. In the opinion of management, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. Results for a particular quarter are not necessarily indicative of the results for any subsequent quarter. The data gives effect to the three-for-two stock split effected on February 15, 2000.

                                                                              QUARTER ENDED
                                           ------------------------------------------------------------------------------------
                                           JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                             1998         1998        1998         1999        1999         1999        1999
                                           ---------   ----------   ---------   ----------   ---------   ----------   ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales................................   $21,764      $19,198     $15,808     $15,098      $16,251      $18,550     $20,708
Cost of sales............................    10,067        9,145       7,292       6,882        7,302        8,160       8,947
                                            -------      -------     -------     -------      -------      -------     -------
Gross profit.............................    11,697       10,053       8,516       8,216        8,949       10,390      11,761
Research and development.................     3,412        3,576       3,360       3,212        4,759        3,669       3,950
Selling, general and administrative......     5,422        4,893       4,475       4,709        6,406        5,253       5,609
Goodwill amortization....................       184          185         146         126          126          126         126
Restructuring and other charges..........        --           --         731          --           --           --          --
                                            -------      -------     -------     -------      -------      -------     -------
Operating income (loss)..................     2,679        1,399        (196)        169       (2,342)       1,342       2,076
Other income, net........................     1,091        1,424       1,182       1,016        8,044        1,296       1,423
                                            -------      -------     -------     -------      -------      -------     -------
Income before income taxes...............     3,770        2,823         986       1,185        5,702        2,638       3,499
Income taxes.............................     1,404        1,068         402         466        1,807          857       1,124
                                            -------      -------     -------     -------      -------      -------     -------
Net income...............................   $ 2,366      $ 1,755     $   584     $   719      $ 3,895      $ 1,781     $ 2,375
                                            =======      =======     =======     =======      =======      =======     =======
Net income per share:
  Basic..................................   $  0.17      $  0.12     $  0.04     $  0.05      $  0.28      $  0.13     $  0.17
                                            =======      =======     =======     =======      =======      =======     =======
  Diluted................................   $  0.16      $  0.12     $  0.04     $  0.05      $  0.27      $  0.11     $  0.14
                                            =======      =======     =======     =======      =======      =======     =======
Shares used in the computation of
  net income per share:
  Basic..................................    14,308       14,119      13,954      13,966       13,998       14,074      14,313
                                            =======      =======     =======     =======      =======      =======     =======
  Diluted................................    14,955       14,427      14,154      14,065       14,614       15,652      16,402
                                            =======      =======     =======     =======      =======      =======     =======

                                           JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                             1998         1998        1998         1999        1999         1999        1999
                                           ---------   ----------   ---------   ----------   ---------   ----------   ---------
                                                                      (AS A PERCENTAGE OF NET SALES)
Net sales................................    100.0%       100.0%      100.0%      100.0%       100.0%       100.0%      100.0%
Cost of sales............................     46.3         47.6        46.1        45.6         44.9         44.0        43.2
                                             -----        -----       -----       -----        -----        -----       -----
Gross profit.............................     53.7         52.4        53.9        54.4         55.1         56.0        56.8
Research and development.................     15.7         18.6        21.3        21.3         29.3         19.8        19.1
Selling, general and administrative......     24.9         25.5        28.3        31.2         39.4         28.3        27.1
Goodwill amortization....................      0.8          1.0         0.9         0.8          0.8          0.7         0.6
Restructuring and other charges..........       --           --         4.6          --           --           --          --
                                             -----        -----       -----       -----        -----        -----       -----
Operating income (loss)..................     12.3          7.3        (1.2)        1.1        (14.4)         7.2        10.0
Other income, net........................      5.0          7.4         7.4         6.7         49.5          7.0         6.9
                                             -----        -----       -----       -----        -----        -----       -----
Income before income taxes...............     17.3         14.7         6.2         7.8         35.1         14.2        16.9
Income taxes.............................      6.4          5.6         2.5         3.0         11.1          4.6         5.4
                                             -----        -----       -----       -----        -----        -----       -----
Net income...............................     10.9%         9.1%        3.7%        4.8%        24.0%         9.6%       11.5%
                                             =====        =====       =====       =====        =====        =====       =====

    The sequential quarter decrease in net sales for the four quarters ended March 31, 1999 was primarily due to decreases in sales of discontinued consumer and custom products in our legacy product lines (due in part to the fiscal 1999 closure of one of our third-party wafer fabrication facilities), as well as the sale of the our silicon microstructures business unit and related product lines in November 1998. Since September 30, 1998, gross margins have increased each quarter primarily due to manufacturing efficiencies from higher production volumes, efficiencies gained as a result of our decision, in the fourth quarter of fiscal 1997, to transfer our test and shipping operations to foreign subcontractors to reduce manufacturing expenses, and a greater mix of communications products which generally have higher gross margins than our more mature products.

    Research and development and selling, general and administrative expenses increased in the quarter ended June 30, 1999 primarily due to $3.0 million in employee compensation and benefits expenses resulting from a $7.0 million pre-tax gain on the sale of an investment related to a minority equity investment in IC Works included in Other income. In April 1999, we received in excess of 1.1 million shares of common stock in Cypress Semiconductor in exchange for our investment in IC Works due to the merger of Cypress Semiconductor and IC Works. We sold this stock during the same quarter.

LIQUIDITY AND CAPITAL RESOURCES

    During the first nine months of fiscal 2000, we financed our operations primarily from cash flows from operations and existing cash and short-term investments. At December 31, 1999, we had $103.8 million of cash and short-term investments. We have a short term, unsecured line of credit available under which we may borrow up to $10.0 million, none of which was being utilized at December 31, 1999. In addition, we have a credit facility with certain domestic and foreign banks under which we may execute up to $25.0 million in foreign currency transactions. At December 31, 1999, we had foreign currency contracts outstanding to buy 10 million Yen, or approximately $95,000.

    For the nine months ended December 31, 1999, we generated $6.4 million of cash from our operating activities, the result of net income of $8.1 million, non-cash items of $2.5 million, a net increase in working capital of $3.3 million, partially offset by $7.5 million of gains on sales of an investment and equipment.

    Net capital and other asset expenditures during the nine months ended December 31, 1999 totaled $2.2 million including purchases of computer equipment and software used for product development. Other investing activities during the nine months ended December 31, 1999 included the net purchases of $17.6 million of short term investments, which was offset by $13.1 million of proceeds from the sale of our minority equity investment in IC Works, and $548,000 of proceeds from the sale of equipment.

    During the nine months ended December 31, 1999, we repurchased 177,450 shares of our common stock for $3.4 million and received $8.4 million from the issuance of 734,110 common stock shares upon the exercise of stock options under our stock option plans.

    We have no material firm capital commitments.

    We anticipate that we will continue to finance our operations with cash flows from operations, existing cash and short-term investment balances, borrowings under existing bank credit lines, and some combination of long-term debt and/or lease financing and additional sales of equity securities. The combination and sources of capital will be determined by management based on our needs and prevailing market conditions. We believe that cash, cash equivalents, short-term investments, borrowings from the line of credit and cash flows from operations will be sufficient to satisfy working capital requirements and capital equipment needs for at least the next twelve months. From time to time, we evaluate potential acquisitions and equity investments complementary to our design expertise and market strategy, including investments in, or other arrangements with, wafer fabrication foundries. To the extent we pursue these transactions, we could be required to seek additional equity or debt financing. There can be no assurance that we would be able to obtain additional financing on acceptable terms, or at all. The sale of additional equity or convertible debt could result in dilution to our stockholders.

YEAR 2000

    Many computer systems may experience problems interpreting dates around the Year 2000. We have completed the process of identifying the programs and infrastructure in all areas that could be affected by the Year 2000 issue and have developed an implementation plan to resolve any issues. As of the date of this filing, we have experienced no significant problems related to Year 2000 issues.

    In 1999, we implemented a new business system that is Year 2000 compliant at a cost of $5.3 million. In addition, the replacement of our remaining legacy systems is estimated to cost $300,000. The amount capitalized for the acquisition and implementation of the new business system and the replacement of the remaining legacy systems was $5.3 million. We have expensed approximately $300,000 of project costs in prior periods. The new business system implementation was substantially complete as of March 31, 1999, and the capitalized portion is being depreciated over an average of six years.

    We believe that we will continue to be able to operate our time sensitive business-application software programs and infrastructure. However, due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our results of operations, liquidity or financial condition. We continue to work with key suppliers and customers to assess their Year 2000 readiness. The failure by a third party to adequately address the Year 2000 issue could harm the party's ability to furnish products and services to us and, therefore, could harm our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    FOREIGN CURRENCY FLUCTUATIONS. We are exposed to foreign currency fluctuations primarily through our operations in Japan. This exposure is the result of timing differences between incoming and outgoing cashflows denominated in foreign currency. Operational currency requirements are typically forecast for a three-month period. If there is a need to hedge this risk, we will enter into transactions to purchase or sell currency in the open market or enter into forward currency exchange contracts which are currently available under our bank lines of credit. While it is expected that this method of hedging foreign currency risk will be utilized in the future, the hedging methodology and/or usage may be changed to manage exposure to foreign currency fluctuations.

    If our foreign operations forecasts are overstated or understated during periods of currency volatility, unanticipated currency gains or losses could be experienced. At the end of the third quarter of fiscal 2000, we did not have significant foreign currency denominated net assets or net liabilities positions and had foreign currency contracts outstanding to buy 10 million Japanese Yen, or approximately $95,000.

    INTEREST RATE SENSITIVITY. We maintain investment portfolio holdings of various issuers, types and maturity dates with various banks and investment banking institutions. We do not regularly hold investments with maturity dates beyond 90 days. The market value of these investments on any day during the investment term may vary as a result of market interest rate fluctuations. This exposure is not hedged because a hypothetical 10% movement in interest rates during the investment term would not likely have a material impact on investment income. The actual impact on investment income in the future may differ materially from this analysis, depending on actual balances and changes in the timing and the amount of interest rate movements. The short-term investments are classified as "available-for-sale" securities and the cost of securities sold is based on the specific identification method. This designation is reevaluated as of each balance sheet date. At December 31, 1999, short-term investments consisted of auction rate securities of $19.6 million. As of December 31, 1999, there were no significant differences between the fair market value and the underlying cost of such investments.

                                    BUSINESS

OVERVIEW

    We design, develop and market high-performance, high-bandwidth mixed-signal (analog and digital) silicon solutions for the worldwide communications infrastructure. We use our high-speed, analog and mixed-signal design expertise, system-level knowledge and standard CMOS process technologies to offer ICs for the communications markets that address asynchronous transmission standards, such as T/E carrier and ATM. We are leveraging this expertise to develop products based on optical transmission standards, such as SONET/SDH. Additionally, we provide solutions for the serial communications market as well as the video and imaging markets. Our major customers include Alcatel, Cisco, Hewlett-Packard, Lucent, Nokia and Tellabs.

INDUSTRY BACKGROUND

    Communications technology has evolved from simple analog voice signals transmitted over networks of copper telephone lines to complex analog and digital voice and data signals transmitted over hybrid networks of media, such as copper, coaxial and fiber optic cables. This evolution has been driven by large increases in the number of users and the complexity and variety of the data transmitted over networks, resulting from:

    - the substantial growth in the Internet and its transformation from a text-based medium to a multimedia platform containing pictures, video and sound;

    - the growth of wireless communications; and

    - the increased demand for remote network access and higher speed, higher bandwidth communication between local area networks, or LANs, and wide area networks, or WANs.

    The majority of installed communications systems were designed to transmit only voice communications, and, therefore, they are inadequate for the high-bandwidth transmission of both voice and data. As a result, new equipment is being deployed to augment existing transmission media and increase their bandwidth. Access to the public network is typically based on asynchronous technologies, such as T/E carrier over copper wire. The demand for greater bandwidth is driving a migration from lower-speed T1/E1 to higher-speed T3/E3 transmission rates. The T1/E1 standard permits the transmission of data at 1.5Mbps/2.0Mbps, and the T3/E3 standard permits the transmission of data at 45Mbps/34Mbps. The backbone of the public network is built on an optical fiber transmission medium that employs synchronous technologies such as SONET/SDH. Similar to the utilization of faster transmission rates over copper wire, SONET/SDH protocols such as OC-3 (155Mbps) and OC-12 (622Mbps) are being upgraded to OC-48 (2.5Gbps) and OC-192 (10Gbps) to increase the bandwidth over a single optical fiber.

    To address the evolving requirements of communications networks, OEMs must develop and introduce increasingly sophisticated systems at a rapid rate. To achieve the performance and functionality required of these systems, communications OEMs utilize increasingly complex communications ICs, which now account for a significant portion of the value-added proprietary content of these systems. As a result of the rapid pace of new equipment introductions, the proliferation of transmission standards, and the difficulty of designing and producing these ICs, equipment suppliers are increasingly outsourcing the design and production of the ICs incorporated into their systems.

    These trends have created a significant opportunity for IC suppliers that can design cost-effective solutions for high-speed communications. The worldwide T/E carrier IC market has experienced steady growth, and Dataquest estimates that it will reach $616 million by 2003. The ATM IC market is expected to grow at a compound annual growth rate of 28%, from $309 million in 1998 to nearly $1.1 billion in 2003, according to Dataquest. The SONET/SDH IC market reached $510 million in 1998, and Dataquest expects that it will grow at a compound annual growth rate of 22% to $922 million by 2002.

    The key ICs contained in a typical communications system include physical interface, access control, channel processor, bus interface and switch fabric devices. The physical interface device consists of a transmitter and receiver that, when integrated, is called a transceiver. Transceivers interface with the physical transmission media, such as copper wire or optical fiber. Most of these high-speed, mixed-signal ICs convert parallel digital inputs into a single analog bit stream that is up to 32 times faster than the original signal. Transceivers therefore serve as a bridge between analog transmission media and the digital devices that process data. Access control circuits are digital ICs that format, or frame, the data and perform error checking. The bus interface manages the transfer of data along numerous channels between elements, such as the channel processor and the switch fabric, which work together to shape, route and control the data.

    Because physical interface and access control ICs interface with the transmission media and are critical to increasing bandwidth, these ICs must offer high-speed and robust performance. Therefore, communications equipment OEMs seek IC suppliers that possess extensive analog and digital expertise to provide high-speed, mixed-signal solutions to bridge the analog physical world and the digital computing environment. This must be coupled with system-level expertise so that a supplier can quickly bring to market high-performance, highly-reliable ICs with optimal feature sets.

THE EXAR SOLUTION

    We design, develop and market high-performance, high-bandwidth mixed-signal ICs for use in the worldwide communications infrastructure. Our analog and mixed-signal design expertise, combined with our systems understanding, enables us to provide physical interface and access control solutions for WAN communications equipment. We currently offer ICs based upon the T/E carrier and ATM transmission standards and are leveraging our expertise to develop products based upon the SONET/ SDH transmission standards. In addition, we provide solutions for the serial communications market and video and imaging markets. We believe our products offer our customers the following benefits:

    - increased bandwidth through the integration of multiple channels on a single device;

    - reduced system noise/jitter to improve data integrity;

    - reduced overall system cost through the integration of multiple functions on a single device; and

    - accelerated time to market by allowing them to focus on core competencies and outsource standards-based solutions.

    Key elements of our solution include:

    LEADING ANALOG AND MIXED-SIGNAL DESIGN EXPERTISE. We have 28 years of experience in developing analog and mixed-signal ICs. As a result, we have developed a significant base of knowledge in these areas and a library of design elements. For example, we believe that we have particularly strong expertise in the design of high-speed, low-jitter phase lock loops, which are key elements in our mixed-signal transceiver products. As a result, we can provide our customers with products that typically exceed standard specifications and allow them flexibility in designing other parts of their systems.

    BROAD PRODUCT OFFERINGS. We offer a variety of physical interface and access control products based upon the T1/E1, T3/E3 and ATM transmission standards. We are currently developing multiple channel products for each transmission standard to enable our customers to minimize board space and overall cost in multi-port applications. We are also developing products based upon SONET/SDH standards.

    COMPREHENSIVE SOLUTIONS TO ENHANCE SYSTEM INTEGRATION. The combination of our design and system level expertise allows us to provide a solution that encompasses hardware, software and applications support. Using our solutions, we believe that OEMs can efficiently integrate our devices into their systems, better leverage their development resources and reduce their time to market.

    COMPELLING PRICE/PERFORMANCE SOLUTIONS. We use our systems expertise and our analog, digital and mixed-signal design techniques to architect high-performance products based on standard CMOS process technologies. We believe that these CMOS processes are proven, stable, predictable and able to meet the application speed and power/performance requirements at a lower price point than other semiconductor manufacturing processes.

STRATEGY

    Our objective is to be the leading provider of high-performance, high-bandwidth IC solutions for the worldwide communications infrastructure. To achieve this objective, we employ the following strategies:

    FOCUS ON HIGH-GROWTH COMMUNICATIONS MARKETS. We target high-growth communications markets, including T/E carrier, ATM and SONET/SDH. We have built substantial expertise in the areas of analog and mixed-signal design, systems architecture and applications support. We believe that the integration of these capabilities enables us to develop solutions addressing the high-bandwidth requirements of communications systems OEMs.

    LEVERAGE ANALOG AND MIXED-SIGNAL DESIGN EXPERTISE TO PROVIDE INTEGRATED SYSTEM LEVEL SOLUTIONS. Utilizing our strong analog and mixed-signal design expertise, we can integrate mixed-signal physical interface devices with digital access control devices. We are currently developing products that integrate transceivers with framers on a single IC and are exploring opportunities to integrate other functions. These configurations would enable OEMs to use less board space and reduce their overall system cost.

    EXPAND OUR REVENUE CONTENT PER SYSTEM. Our analog and mixed signal design expertise has enabled us to build a technological lead and a strong market position in T3/E3 transceivers. We are leveraging this lead and our established customer relationships to capture design wins for our access control products, thereby increasing our overall revenue content per system.

    STRENGTHEN AND EXPAND STRATEGIC OEM RELATIONSHIPS. Our customer base includes Alcatel, Cisco, Lucent, Nokia and Tellabs. To promote the early adoption of our solutions, we actively seek collaborative relationships with strategic OEMs during product development. We believe that OEMs recognize the value of our early involvement because designing their system products in parallel with our development can accelerate their time to market. In addition, we believe that collaborative relationships help us to obtain early design wins and to reduce the risk of market acceptance of our new products.

    LEVERAGE BROAD PRODUCT PORTFOLIO TO ACCELERATE COMMUNICATIONS PRODUCT DEVELOPMENT. We believe we have developed a strong presence in the serial communications market as well as the video and imaging markets, where we have leading industry customers, proven technological capabilities and a strong product portfolio. Our design expertise has enabled us to offer a diverse portfolio of both industry standard and proprietary universal asynchronous receiver transmitters, or UARTs. We also have established important customer relationships in Taiwan for our high-performance, low-power video products and continue to work closely with key customers such as Hewlett-Packard for our imaging products. Our sales to these markets provide us with resources to invest in and accelerate our communications product development.

    USE STANDARD CMOS PROCESS TECHNOLOGIES TO PROVIDE COMPELLING
PRICE/PERFORMANCE SOLUTIONS. We primarily design our products to be manufactured using standard CMOS processes. We believe that these processes are proven, stable and predictable and benefit from the extensive semiconductor manufacturing infrastructure devoted to CMOS processes. Therefore, we believe that we can achieve a given level of performance at a lower cost than others employing alternative processes.

    LEVERAGE FABLESS SEMICONDUCTOR MODEL. We have longstanding relationships with world-class third-party assembly, test and wafer foundries to manufacture our semiconductor devices. Our fabless approach allows us to avoid substantial capital spending, obtain competitive pricing, reduce time to market, reduce technology and product risks, and facilitate the migration of our products to new process technologies, which reduce costs and optimize performance. By leveraging the fabless model, we can focus on our core competencies of IC design and development.

PRODUCTS

    We design, develop and market high-performance, high-bandwidth, physical interface and access control solutions for the worldwide communications infrastructure. Our current IC products for the communications market are designed to respond to the growing demand for high-speed networking equipment based on transmission standards such as T/E carrier, ATM and SONET/SDH. We also design, develop and market IC products that address the needs of the serial communications market and the video and imaging markets. We use our design methodologies to develop products ranging from application specific standard products, or ASSPs, designed for industry-wide applications, to semi-custom solutions for specific customer applications. These complementary products enable us to offer a range of solutions for our customers' applications.

    COMMUNICATIONS

    Our products for T/E carrier, ATM and SONET/SDH applications include high-speed analog, digital and mixed-signal physical interface and access control ICs. The physical interface ICs consist of a transmitter and receiver that, when integrated, is called a transceiver chip. Transceivers interface with the physical transmission media. Most of these high-speed, mixed-signal ICs convert parallel digital inputs into a single analog bit stream that is up to 32 times faster than the original signal. Access control circuits are digital circuits that format, or frame, the data and perform error checking. The figure below illustrates where our products are employed within WAN equipment.

               TYPES OF COMMUNICATIONS ICS USED IN WAN EQUIPMENT

[Diagram depicting two-way data transmission between Communications Equipment and Physical Transmission Media highlighting the Physical Interface and Access Controller products of the Company.]

Left margin: Box containing the caption, "Physical Transmission Media (optical fiber, coaxial cable, twisted pair copper)", connected by an arrow to a box containing the caption, "Equipment (e.g., switches, multiplexers, digital cross connects, routers)," and below the caption a row of boxes connected by two-way arrows containing the following captions: "Physical Interface" (with the words, "receivers and transmitters," "transceivers" and "jitter attenuator" connected by an arrow to the box), "access controller," (with the words "framers," "ATM UNIs" and "M13 multiplexer" connected by an arrow to the box), "channel Processor," "Bus Interface" and "Switch Fabric."

    Our communications products include transmitters and receivers, transceivers, framers, ATM user network interfaces, or ATM UNIs, a jitter attenuator and an M13 multiplexer. These products are used in SONET/SDH multiplexers, private branch exchanges (PBX), central office switches and digital cross connects. We introduced in early 1999 and began volume production in October 1999 our second generation physical interface solution, an integrated single chip transceiver. Subsequently, we announced a dual channel version of this transceiver that meets the same performance levels while requiring less board space and lower overall power in multi-port applications. We recently introduced our integrated, single IC jitter attenuator, a proprietary solution that allows OEMs to meet difficult jitter tolerance specifications while reducing overall system costs. Our access control products include framers, ATM UNIs and an M13 multiplexer. These newer products are achieving greater market acceptance as our strong transceiver products have allowed us to compete for adjacent component opportunities. We also supply a family of V.35 transceiver and multiprotocol products used for high-speed data transmission, primarily in networking equipment such as routers and bridges.

    The following table describes some of our key communications products:

                 PRODUCT DESCRIPTION                                   APPLICATIONS
  T3/E3/STS-1 1-channel/2-channel transceiver and    SONET/SDH multiplexers and digital cross connects
    T3/E3/STS-1 1-channel receiver and transmitter
  T3/E3 jitter attenuator                            Multiplexers, switches and digital cross connects
  T3/E3 M13 multiplexer                              Multiplexers, frame relay and Internet access
                                                       switches
  T3/E3 framer                                       Multiplexers and digital cross connects
  T3/E3 ATM UNIs                                     ATM switches/routers/hubs
  4-channel E1 transceiver and framer                Routers, Internet access equipment, frame relay
                                                       and ATM switches/routers/hubs
  Multi-channel E1 transceivers                      Multiplexers, frame relay and ATM
                                                       switches/routers/ hubs
  T1/E1 clock adaptors                               Frame relay access devices and remote access
                                                       servers
  Multiprotocol serial interface                     Multiplexers, access equipment and routers
  V.35 serial interface                              Multiplexers, access equipment and routers

    We expect to introduce a number of new communications ICs in 2000 to provide an expanded line of T/E carrier products as well as SONET/SDH products. The T/E carrier products are expected to include multi-channel transceivers, framers and ATM UNIs. SONET/SDH product introductions are expected to start at the OC-48 (2.5 Gbps) rate, and we intend to subsequently introduce OC-3 (155 Mbps) and OC-12 (622 Mbps) products.

    SERIAL COMMUNICATIONS

    UARTs convert data streams from parallel to serial, enabling a serial data stream to communicate with a central processing unit, or CPU. We sell our UART products to the remote access, data collection, industrial automation and handheld/mobile markets. Many of these products include high performance features, such as automated flow control and large First-In First-Out, or FIFO, buffers. We have designed a highly integrated quad, or four channel, UART with FIFO circuitry, which we believe is the de facto industry standard for quad FIFO UARTs used in multi-channel networking applications.

    The following table describes some of our key serial communications products:

                 PRODUCT DESCRIPTION                                   APPLICATIONS
  8-channel PCI UART with 64byte FIFO                PCI interface for network control management
  8-channel UART with 64byte FIFO                    Network management, remote access servers and
                                                       point of sale systems
  Single/Dual/Quad channel UART with 128byte FIFO    Process control systems
  Single/Quad channel UART with 64byte FIFO          Personal digital assistants and GPS
  Single/Dual/Quad channel UART with 16byte FIFO     Hub management, high-speed modems and PC I/O
                                                       cards
  Dual channel UART with 8byte FIFO                  Process control systems, switches and serial port
                                                       equipment
  Dual channel UART with 16byte FIFO                 Process control systems, switches and serial port
                                                       equipment
  Dual channel UART                                  Serial port equipment

    During 2000, we expect to expand our family of PCI multi-channel UARTs to include quad channel as well as dual channel devices.

    VIDEO AND IMAGING

    The video market is composed of several segments, including digital still cameras, or DSCs, PC video cameras, security cameras, camcorders and digital camcorders. Among these applications, one of the fastest growing segments is DSCs, which Dataquest forecasts will grow from 6.2 million units in 1999 to 13.0 million units in 2003. To create images that are more comparable to film cameras and include features such as steady-shot and digital zoom, DSCs and digital camcorders are requiring higher resolution and higher speed data acquisition subsystems, also known as analog front ends, or AFEs, and analog-to-digital converters, or ADCs.

    We supply high-performance ADCs and integrated AFEs for products such as DSCs, digital copiers, scanners and multifunctional peripherals, or MFPs, which incorporate scanning, faxing and copying functions in a single integrated system. We use advanced design techniques and process technologies to integrate low-power converter architectures with surrounding analog functions, reducing total system cost.

    The following table describes some of our key video and imaging products:

                 PRODUCT DESCRIPTION                                   APPLICATIONS
  10bit/18 or 27Msps AFEs                            DSCs, camcorders and video conferencing
  3-channel 12, 14 or 16bit/6 or 12 Msps AFEs        Scanners, MFPs and digital color copiers
  10bit/20 or 40 Msps ADC                            High-end DSCs and broadcast video
                                                     Video boards, scanners and battery powered
  8bit/6Msps ADC                                       devices
  8, 10 or 12 bit serial input DAC                   Voltage control and power control for wireless
    (digital-to-analog converter)                      equipment

    During 2000, we plan to focus our product development efforts on video applications, specifically for DSCs and digital camcorders. These applications require higher resolution and speed. Key planned product introductions include 12bit/24Msps and 10bit/45Msps AFEs in single and dual channel configurations.

SALES AND CUSTOMERS

    We market our products in the United States through 21 independent sales representatives and four independent, non-exclusive distributors, as well as through our own direct sales force. We currently have sales support offices in or near Atlanta, Boston, Chicago, Dallas, Los Angeles and Fremont. We are represented internationally by 29 sales representatives and distributors. In addition, we are represented in Europe by our wholly-owned subsidiaries, Exar Ltd. and Exar-SARL, and in the Asia/ Pacific Region by our wholly-owned subsidiaries, Exar Japan and Exar Taiwan.

    Some of our larger customers include the following:

             COMMUNICATIONS                     SERIAL COMMUNICATIONS                   VIDEO AND IMAGING
  - Alcatel Alsthom S.A.                 - Cisco Systems, Inc.                - Eastman Kodak Company
  - Cisco Systems, Inc.                  - Digi International, Inc.           - Hewlett-Packard Company
  - Lucent Technologies, Inc.            - LM Ericsson Telephone Co.          - Hitachi, Ltd.
  - Marconi Communications Plc.          - Pitney Bowes, Inc.                 - Logitech International S.A.
  - Nokia Corporation                    - Symbol Technologies, Inc.          - Microtek International, Inc.
  - Tellabs, Inc.                                                             - NEC Corporation
                                                                              - Pretek Electronics Corp.

    Through the nine months ended December 31, 1999, no single customer accounted for more than 10% of our sales.

MANUFACTURING

    We outsource all of our fabrication and assembly, as well as the majority of our testing operations. This fabless manufacturing model allows us to focus on our core competencies of product design and development.

    We use world-class independent wafer foundries, such as Chartered Semiconductor Manufacturing and Taiwan Semiconductor Manufacturing Company, or TSMC. Chartered and TSMC manufacture all of our CMOS products, Rohm Co. Ltd. manufactures all of our Bipolar products and Chartered manufacturers most of our BiCMOS products. We do not have long term supply agreements with Chartered or TSMC. Our supply agreement with Rohm expires 2006. The majority of our current products are implemented in standard CMOS. We use CMOS manufacturing processes to take advantage of that technology's lower power consumption, cost-effectiveness, foundry availability and ever-increasing speed. Currently, most of our new product development is being implemented in CMOS.

    Wafers are usually shipped to our subcontractors in Asia for wafer test and assembly, where they are cut into individual die and packaged. Most of our assembly work is performed by independent contractors in Hong Kong, Indonesia, the Philippines and Japan. Following assembly, final test and quality assurance is performed either at our Fremont, California facility or at our subcontractors' facilities in Asia. We conduct electrical testing of both wafers and packaged ICs. The combination of various functions makes the test process for analog and mixed-signal devices particularly difficult. Test operations require the programming, maintenance and use of sophisticated computer-based test systems and complex automatic handling systems.

    In the fourth quarter of fiscal 1997, we began to implement a plan to reduce manufacturing expenses by transferring our testing and shipping to foreign subcontractors. During fiscal 2000, we completed the transfer of approximately 80% of our testing to foreign subcontractors. Direct shipment to customers reached 60% during that year, with a future goal of 80%. We plan to maintain a minimal level of test operations at our California facilities to support our research and development activities.

RESEARCH AND DEVELOPMENT

    We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 1999, our research and development staff consisted of 107 employees, 60 of whom hold advanced engineering degrees. We have successfully recruited 19 engineers through the first three quarters of our current fiscal year while experiencing minimal attrition. Over the next year, we will seek to significantly increase our engineering headcount to add more design and application personnel. In the nine months ended December 31, 1999, our communications research and development spending increased 61% over the comparable nine month period in the previous fiscal year. To support our growth, we intend to continue spending approximately 20% of revenue on research and development activities.

COMPETITION

    The semiconductor industry is intensely competitive and is characterized by rapid technological change and a history of price reduction as production efficiencies are achieved in successive generations of products. Although the market for analog and mixed-signal integrated circuits is generally characterized by longer product life cycles and less dramatic price reductions than the market for digital integrated circuits, we face substantial competition in each market in which we participate. Competition in our markets is based principally on technical innovation, product features, timely introduction of new products, quality and reliability, performance, price, technical support and service. We believe that we compete favorably in all of these areas.

    Because the IC markets are highly fragmented, we generally encounter different competitors in our various market areas. Competitors with respect to our communications products include Conexant, PMC-Sierra and TranSwitch. In addition, the expansion of our communications product portfolio may in the future bring us into competition with other established communications IC companies, such as Applied Micro Circuits Corp. and Vitesse. Competitors in our other markets include Analog Devices, Philips and Texas Instruments.

BACKLOG

    We define backlog to include OEM and distributor orders for which product shipment is expected to occur primarily within the succeeding six months. As of December 31, 1999, our backlog was $19.3 million, compared with $13.8 million as of December 31, 1998.

    Sales are made pursuant to purchase orders for scheduled delivery of standard items or agreements covering purchases over a period of time, which are frequently subject to revision and/or cancellation. Lead times for the release of purchase orders depend upon the scheduling practices of the individual customer and the rate of bookings varies from month to month. In addition, our distributor agreements generally permit the return of up to 10% of the purchases annually for purposes of stock rotation and also provide for credits to distributors in the event that we reduce the price of any product. Because of the possibility of changes in delivery schedules, cancellations of orders, distributor returns or price reductions, our backlog, as of any particular date, may not be representative of actual sales for any succeeding period. Generally, customer orders for standard products can be canceled 30 days, and orders for custom products can be canceled 90 days, prior to the scheduled shipment date without substantial penalty.

INTELLECTUAL PROPERTY RIGHTS

    We have 61 patents issued and 15 patent applications pending in the U.S. We have 10 patents issued and 24 patent applications pending in various foreign countries. None of our domestic and foreign patents that have issued will expire in the near future unless we choose not to pay renewal fees. To protect our intellectual property, we also rely on a combination of mask work registrations, trademarks, copyrights, trade secrets, employee and third-party nondisclosure agreements and licensing arrangements. We have also entered into license agreements from time to time to gain access to externally developed products or technologies.

    There can be no assurance that others will not independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose such intellectual property or trade secrets, or that we can meaningfully protect our intellectual property. Furthermore, there can be no assurance that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages, or will not be challenged by third parties, or that if challenged, will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate our products, or design around any patents that may be issued to us.

    We cannot be sure that our products or technologies do not infringe patents that may be granted in the future pursuant to pending patent applications or that our products do not infringe any patents or proprietary rights of third parties. From time to time, we receive communications from third parties alleging patent infringement. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from selling our products or could be required to obtain licenses from the owners of these patents or be required to redesign our products to avoid infringement. We cannot assure you that licenses would be available to us on acceptable terms, or at all, or that we would be successful in any attempts to redesign our products or processes to avoid infringement. Our failure to obtain these licenses or to redesign our products could harm our business.

EMPLOYEES

    As of December 31, 1999, we employed 272 full-time employees, with 47 in administration, 107 in engineering and product development, 45 in operations and 73 in marketing and sales. Of the 107 engineering and product development employees, 60 hold advanced degrees. Our ability to attract, motivate and retain qualified personnel is essential to our continued success. None of our employees is represented by a collective bargaining agreement, nor have we ever experienced any work stoppage. We believe our employee relations are good.

FACILITIES

    Our executive offices, marketing and sales, research and development and engineering operations are located in Fremont, California in two buildings that we own consisting of approximately 157,000 square feet. We also own approximately 5.3 acres of undeveloped property adjacent to our headquarters, which is presently being held for future office expansion. We lease additional space for sales offices in Foxboro, Massachusetts; Atlanta, Georgia; Plano, Texas; Palatine, Illinois; Irvine, California; Kawasaki, Japan; Velizy, France; East Sussex, England; Remseck and Munich, Germany; and Taipei, Taiwan.

                                   MANAGEMENT

    The names of our executive officers and directors, and their ages as of January 31, 2000, are as follows:

NAME                            AGE                               POSITION
----                          --------                            --------
Donald L. Ciffone, Jr.......     44      Chief Executive Officer, President and Director

Michael Class...............     42      Vice President, Worldwide Sales

Roubik Gregorian............     48      Chief Technology Officer, Senior Vice President/General
                                         Manager, Communications Division

Ronald W. Guire.............     51      Executive Vice President, Chief Financial Officer,
                                         Secretary and Director

Susan J. Hardman............     38      Vice President, Corporate Marketing

Thomas W. Jones.............     52      Vice President, Reliability and Quality Assurance

Thomas R. Melendrez.........     46      Corporate Vice President, General Counsel

Stephen W. Michael..........     53      Vice President, Operations Division

Linda Prosser...............     44      Vice President, Marketing Communications

John Sramek.................     48      Vice President, Video and Imaging Division

Raimon L. Conlisk...........     77      Chairman of the Board of Directors

Frank P. Carrubba...........     61      Director

James E. Dykes..............     61      Director

Richard Previte.............     64      Director

    DONALD L. CIFFONE, JR. joined us as Chief Executive Officer and President in October 1996 and was appointed director at that time. From August 1996 to October 1996, Mr. Ciffone was Executive Vice President of Toshiba America, the U.S. semiconductor subsidiary of Toshiba Semiconductor. Prior to joining Toshiba, he served from 1991 to 1996 in a variety of senior management positions at VLSI Technology, Inc. From 1978 to 1991, Mr. Ciffone held a variety of marketing and operations positions at National Semiconductor, Inc. Mr. Ciffone holds an M.B.A. from the University of Santa Clara.

    MICHAEL CLASS joined us as Director of Western Area Sales in 1996. In January 1998, he was promoted to the position of Vice President, North American/European Sales and was promoted to Vice President, Worldwide Sales in July, 1999. Mr. Class has over 20 years of experience in the semiconductor industry, most recently with IC Works, Inc. as Area Sales Manager for Western U.S. and Canada. Prior to joining IC Works, Mr. Class held various sales management positions with Intel Corporation and VLSI from 1979 to 1995. He holds a B.S. in Electrical Engineering from Lehigh University and an M.B.A. from LaSalle University.

    ROUBIK GREGORIAN joined us in March 1995 as Vice President, Startech Division, when we acquired Startech Semiconductor, Inc., where he served as President. He was appointed Chief Technology Officer and Vice President of the Communications Division in June 1996, and to his current position as Chief Technology Officer, Senior Vice President/General Manager, Communications Division, in June 1998. Prior to joining Startech in 1994, Dr. Gregorian was Vice President of Research and Development and Chief Technology Officer for Sierra Semiconductor, Inc. Dr. Gregorian has been issued 16 patents and received his M.S.E.E. and Ph.D. in Electrical Engineering from the University of California at Los Angeles, as well as an M.S.E.E. from Tehran University.

    RONALD W. GUIRE joined us in July 1984 and has been a director since
June 1985. He has served as Chief Financial Officer since May 1985 and Executive Vice President since July 1995. Mr. Guire is also

Chairman of the Board of Xetel Corporation, an electronics contract manufacturer. Mr. Guire was a partner in the certified public accounting firm of Graubart & Co. from 1979 until he joined Exar in July 1984. Mr. Guire holds a B.S. in Accounting from California College of Commerce.

    SUSAN J. HARDMAN joined us in February 1997 and became Vice President, Corporate Marketing in February 2000. Prior to this position, she served as Senior Director of Business Development as well as Director of Marketing for our communication products. Ms. Hardman has over 16 years experience in the semiconductor industry. From 1989 to 1997, Ms. Hardman was with VLSI in a variety of management positions, most recently as Director of Product Marketing for VLSI's networking products division. From 1983 to 1989, she was with Motorola holding a variety of engineering roles. Ms. Hardman holds a B.S. in Chemical Engineering from Purdue University and an M.B.A. from the University of Phoenix.

    THOMAS W. JONES joined us as Director of Total Quality Management in
October 1992 and became Director of Reliability and Quality Assurance in November 1992. He was promoted to his current position of Vice President, Reliability and Quality Assurance in July 1995. Mr. Jones has over 30 years of industry experience, most recently with LSI Logic, Inc., as Director of Quality Assurance. Mr. Jones joined LSI in September 1990. In December 1989, Mr. Jones joined Elcon Products International as Director of Manufacturing. From 1970 to December 1989, he was with Siliconix, where he held various management positions including Director of Operations and Director of Quality and Reliability.
Mr. Jones holds a B.S.E.E. equivalent degree from Port Talbot College of Technology.

    THOMAS R. MELENDREZ joined us in April 1986 as Corporate Attorney. He was promoted to Director, Legal Affairs in July 1991, and again to Corporate Vice President, Legal Affairs in March 1993. In March 1996, Mr. Melendrez was promoted to his current position of Corporate Vice President, General Counsel. Mr. Melendrez has over 20 years legal experience in the semiconductor and related industries. He received a B.A. from the University of Notre Dame and a J.D. from the University of San Francisco.

    STEPHEN W. MICHAEL joined us as Vice President New Market Development in September 1992. In July 1995, he was appointed to his current position of Vice President, Operations Division. Mr. Michael has over 20 years of semiconductor industry experience, most recently as Vice President and General Manager, Analog and Custom Products with Catalyst Semiconductor. He joined Catalyst in 1987 and served in various senior positions.

    LINDA PROSSER joined us as Vice President, Marketing Communications in
March 1997. Ms. Prosser has over 18 years experience in marketing communications, in both corporate and consulting roles. From June 1997 to February 1998, she provided consulting services to technology companies. She has also held corporate positions including Vice President, Corporate Communications at VLSI, from June 1994 to May 1996, and Director of Corporate Communications at Adobe Systems, from March 1990 to May 1994. Prior to joining Adobe Systems, she held management positions at technology communications consulting firms including Ketchum Communications, from 1985 to 1990, and Burson-Marsteller, Inc., from 1982 to 1985. Ms. Prosser holds a Bachelor of Journalism from the University of Missouri.

    JOHN SRAMEK joined us as Group Manager for the Micro Power Business Unit in June of 1994 and served in a variety of senior marketing positions until his promotion to his current position as Vice President, Video and Imaging Division, in February 1998. Mr. Sramek has over 20 years of experience in sales and product marketing in the semiconductor industry with a variety of companies including Micro Power Systems, Inc., Harris Semiconductor and Genrad Inc.
Mr. Sramek holds a B.A. in English Literature and a B.S. in Electrical Engineering from Bucknell University and an M.B.A. from the University of Santa Clara.

    RAIMON L. CONLISK has served as a director of our Company since
August 1985, was appointed Vice Chairman of the Board in August 1990, and was appointed Chairman of the Board in April 1995. Mr. Conlisk has also served as a director since 1991 and was appointed Chairman of the Board in December 1997 of SBE, Inc., a manufacturer of communications and computer products. From 1977 until his retirement in 1999, Mr. Conlisk was President of Conlisk Associates, a management consulting firm serving high-technology companies in the United States and foreign countries. From 1991 to 1998, Mr. Conlisk served as a director of Xetel Corporation, a contract manufacturer of electronic equipment. Mr. Conlisk was also President from 1984 to 1989, and Chairman from 1989 until retirement in June 1990, of Quantic Industries, Inc., a privately held manufacturer of electronic systems. He was a director of Quantic from 1970 until retirement. From 1970 to 1973 and from 1987 to 1990, Mr. Conlisk served as a director of the American Electronics Association.

    FRANK P. CARRUBBA joined us as a director in August 1998. Dr. Carrubba served as Executive Vice President and Chief Technical Officer of Royal Philips Electronics, headquartered in Eindhoven, the Netherlands, from 1991 to 1997. From 1982 to 1991, Dr. Carrubba was with the Hewlett-Packard Company, where he was a member of the Group Management Committee and was Director of H-P Laboratories. Prior to joining Hewlett-Packard, he spent 22 years as a member of the technical staff at IBM Corporation's Thomas J. Watson Research Laboratory in Yorktown Heights, New York. Dr. Carrubba was one of the original designers of RISC Architecture, for which he was named Inventor of the Year in 1992.

    JAMES E. DYKES joined us as a director in May 1994. Mr. Dykes served as President and CEO of the Signetics division of North American Philips Corporation, a manufacturer of industrial and consumer electronics, from 1989 to 1993 and, from 1987 to 1988, as President and CEO of TSMC, a semiconductor foundry in Taiwan. Prior to joining TSMC, Mr. Dykes held various management positions with other semiconductor and related companies, including General Electric Company, a diversified international manufacturer of defense, electrical and other products, and Harris Semiconductor, Inc., a manufacturer of semiconductors and integrated circuits. From August 1994 to June 1997, Mr. Dykes served as President and Chief Operating Officer of Intellon Corp., a wireless network communications company. From July 1997 to July 1998, Mr. Dykes served as Executive Vice President, Corporate Development of the Thomas
Group, Inc., a management services company. Mr. Dykes is also a director of the Thomas Group Inc., Cree Research, Inc., a developer of blue light-emitting diodes, and Thesus Logic, Inc., a privately held semiconductor company.

    RICHARD PREVITE joined us as a director in October 1999. Mr. Previte is Chief Executive Officer and Chairman of the Board of Directors of marketFusion. He is also a director and Vice Chairman of the Board of Directors of Advanced Micro Devices, or AMD. Additionally, Mr. Previte served as Chairman of the Board from 1997 to June 1999, and acted as Chief Executive Officer from February 1999 to June 1999 of Vantis Corporation, a subsidiary of AMD. Mr. Previte served as President of AMD from 1990 to 1999, Executive Vice President and Chief Operating Officer from 1989 to 1990 and Chief Financial Officer and Treasurer from 1969 to 1989.

                                  UNDERWRITING

GENERAL

    We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, FleetBoston Robertson Stephens Inc., U.S. Bancorp Piper Jaffray Inc. and Needham & Company, Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discounts and commissions described on the cover page of the prospectus:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Banc of America Securities LLC..............................
FleetBoston Robertson Stephens Inc..........................
U.S. Bancorp Piper Jaffray Inc..............................
Needham & Company, Inc......................................
                                                                 ---------
  Total.....................................................     2,500,000
                                                                 =========

    The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

    The underwriters initially will offer the shares to the public at the price specified on the cover page of the prospectus. The underwriters may allow
selected dealers a concession of not more than $        per share. The
underwriters may also allow, and any other dealers may reallow, a concession of
not more than $        per share to some other dealers. If all the shares are
not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. No change in the public offering price will vary the proceeds to be received by us as specified on the cover page of the prospectus. The common stock is offered subject to a number of conditions, including:

    - receipt and acceptance of the common stock by the underwriters; and

    - the right on the part of the underwriters to reject orders in whole or in part.

    We have granted the underwriters an option to buy up to 375,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters may exercise this option at any time within 30 days after the date of the prospectus. If the underwriters exercise this option, they will each purchase, subject to a number of terms and conditions, additional shares approximately in proportion to the amounts specified above. If purchased, the underwriters will offer such additional shares on the same terms as those on which the 2,500,000 shares are being offered.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares:

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share underwriting discounts and commissions.....    $              $
Total underwriting discounts and commissions to be
  paid by us.........................................    $              $

    The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be approximately $750,000 and will be paid by us. Expenses of the offering, exclusive of the underwriting discounts and commissions, include the SEC filing fee, the NASD filing fee, Nasdaq listing fees, printing expenses, transfer agent and registration and other miscellaneous fees.

    We, our executive officers and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and our executive officers and directors may not offer, sell, contract to sell or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of the prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

    We will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

    In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

    - short sales;

    - over-allotment;

    - syndicate covering transactions;

    - purchases to cover positions created by short sales; and

    - stabilizing transactions.

    Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. In order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their over-allotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of the offering to repay the underwriting discounts and commissions received by them.

    As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by the prospectus.

    In connection with the offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market activity by the participants in the offering. Passive market making may occur during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

                                 LEGAL MATTERS

    The validity of the issuance of the common stock offered hereby will be passed upon for Exar Corporation by Cooley Godward LLP, Palo Alto, California, and for the underwriters by O'Melveny & Myers LLP, San Francisco, CA. One partner of Cooley Godward LLP owns 2,250 shares of Exar's common stock, and another partner owns options to purchase 7,500 shares of common stock.

                                    EXPERTS

    The consolidated financial statements as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 included in and incorporated by reference in this prospectus and the related financial statement schedule incorporated by reference in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and incorporated by reference in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are a Delaware corporation. Our principal executive offices are located at 48720 Kato Road, Fremont, CA 94538, and our telephone number is (510) 668-7000. Our common stock is quoted on the Nasdaq National Market. Our trading symbol is "EXAR." You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's website at www.sec.gov.

    The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    - Registration Statement on Form 8-A, filed February 12, 1986;

    - Annual Report on Form 10-K, filed June 24, 1999;

    - Quarterly Report on Form 10-Q, filed August 6, 1999;

    - Quarterly Report on Form 10-Q, filed November 12, 1999; and

    - Quarterly Report on Form 10-Q, filed February 14, 2000.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Exar Corporation
                                48720 Kato Road
                               Fremont, CA 94538
                                 (510) 668-7000

    This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.

                                EXAR CORPORATION
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
ANNUAL FINANCIAL STATEMENTS

  Independent Auditors' Report..............................       F-2

  Consolidated Balance Sheets as of March 31, 1998 and 1999
    and December 31, 1999 (unaudited).......................       F-3

  Consolidated Statements of Operations for the years ended
    March 31, 1997, 1998 and 1999 and the nine months ended
    December 31, 1998 and 1999 (unaudited)..................       F-4

  Consolidated Statement of Stockholders' Equity and
    Comprehensive Income (Loss) for the years ended
    March 31, 1997, 1998 and 1999 and the nine months ended
    December 31, 1999 (unaudited)...........................       F-5

  Consolidated Statements of Cash Flows for the years ended
    March 31, 1997, 1998 and 1999 and the nine months ended
    December 31, 1998 and 1999 (unaudited)..................       F-6

  Notes to Consolidated Financial Statements................       F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Exar Corporation:

    We have audited the accompanying consolidated balance sheets of Exar Corporation and subsidiaries as of March 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three year period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Exar Corporation and its subsidiaries as of March 31, 1998 and 1999 and the results of their operations and their cash flows, for each of the years in the three year period ended March 31, 1999, in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE, LLP
San Jose, California
April 20, 1999 (February 15, 2000 as to the
  fourth paragraph of Note 1)

                       EXAR CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   MARCH 31,
                                                              -------------------   DECEMBER 31,
                                                                1998       1999         1999
                                                              --------   --------   ------------
                                                                                    (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and equivalents......................................  $ 76,167   $ 79,154     $ 84,198
  Short-term investments....................................     3,140      2,000       19,630
  Accounts receivable, net of allowances of $3,411, $2,047
    and $1,820..............................................    16,764     11,450       10,968
  Inventories...............................................     6,781      5,873        7,714
  Prepaid expenses and other................................     1,521        939        1,111
  Deferred income taxes.....................................     5,217      4,047        4,365
                                                              --------   --------     --------
    Total current assets....................................   109,590    103,463      127,986

PROPERTY, PLANT, AND EQUIPMENT, Net.........................    26,746     27,684       26,968
GOODWILL, net of accumulated amortization of $5,061, $4,922
  and $5,300................................................     1,534        504          126
OTHER ASSETS................................................     5,799      6,645          912
                                                              --------   --------     --------
TOTAL ASSETS................................................  $143,669   $138,296     $155,992
                                                              ========   ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  7,534   $  4,265     $  4,282
  Accrued compensation and related benefits.................     8,564      3,560        6,364
  Accrued sales commissions.................................     1,107      1,053        1,123
  Other accrued expenses....................................     1,990      1,775        1,426
  Income taxes payable......................................        --        925        3,069
                                                              --------   --------     --------
    Total current liabilities...............................    19,195     11,578       16,264

COMMITMENTS AND CONTINGENCIES (see Note 10)
DEFERRED INCOME TAXES.......................................        --        297          321
LONG-TERM OBLIGATIONS.......................................       745        664          582

STOCKHOLDERS' EQUITY:
  Preferred stock; $.0001 par value; 2,250,000 shares
    authorized; no shares outstanding.......................        --         --           --
  Common stock; $.0001 par value; 25,000,000 shares
    authorized; 15,712,857, 15,980,788 and 16,714,898 shares
    issued..................................................    86,091     88,908       97,350
  Accumulated other comprehensive income....................        83        204          171
  Retained earnings.........................................    51,700     57,124       65,175
  Treasury stock; 1,466,649, 2,007,399 and 2,184,849 shares
    of common stock at cost.................................   (14,145)   (20,479)     (23,871)
                                                              --------   --------     --------
    Total stockholders' equity..............................   123,729    125,757      138,825
                                                              --------   --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $143,669   $138,296     $155,992
                                                              ========   ========     ========

                See notes to consolidated financial statements.

                       EXAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  NINE MONTHS ENDED
                                                    YEARS ENDED MARCH 31,           DECEMBER 31,
                                                ------------------------------   -------------------
                                                  1997       1998       1999       1998       1999
                                                --------   --------   --------   --------   --------
                                                                                     (UNAUDITED)
NET SALES.....................................  $92,343    $102,015   $71,868    $56,770    $55,509

COST AND EXPENSES:
  Cost of sales...............................   50,829      51,937    33,386     26,504     24,409
  Cost of sales--inventory write-off..........    4,631          --        --         --         --
  Research and development....................   13,907      15,581    13,560     10,348     12,378
  Selling, general and administrative.........   21,296      23,273    19,499     14,790     17,268
  Goodwill amortization.......................    1,374       1,062       641        515        378
  Restructuring and other charges.............   14,344          --       731        731         --
  Acquisition related expenses................    1,200       1,176        --         --         --
                                                -------    --------   -------    -------    -------
    Total costs and expenses..................  107,581      93,029    67,817     52,888     54,433
                                                -------    --------   -------    -------    -------

INCOME (LOSS) FROM OPERATIONS.................  (15,238)      8,986     4,051      3,882      1,076

OTHER INCOME (EXPENSE):
  Interest income.............................    2,382       3,165     4,156      3,196      3,766
  Interest expense............................      (85)        (76)      (65)       (44)        --
  Gain on sale of investment..................       --          --        --         --      7,003
  Other, net..................................      412         224       622        545         (6)
                                                -------    --------   -------    -------    -------
    Total other income, net...................    2,709       3,313     4,713      3,697     10,763
                                                -------    --------   -------    -------    -------

INCOME (LOSS) BEFORE INCOME TAXES.............  (12,529)     12,299     8,764      7,579     11,839

PROVISION (BENEFIT) FOR INCOME TAXES..........   (3,332)      4,781     3,340      2,874      3,788
                                                -------    --------   -------    -------    -------

NET INCOME (LOSS).............................  $(9,197)   $  7,518   $ 5,424    $ 4,705    $ 8,051
                                                =======    ========   =======    =======    =======
NET INCOME (LOSS) PER SHARE:

BASIC.........................................  $ (0.68)   $   0.54   $  0.39    $  0.33    $  0.57
                                                =======    ========   =======    =======    =======
DILUTED.......................................  $ (0.68)   $   0.52   $  0.38    $  0.32    $  0.52
                                                =======    ========   =======    =======    =======
SHARES USED IN COMPUTATION OF NET INCOME
  (LOSS) PER SHARE:

BASIC.........................................   13,606      13,989    14,088     14,127     14,128
                                                =======    ========   =======    =======    =======
DILUTED.......................................   13,606      14,595    14,400     14,512     15,556
                                                =======    ========   =======    =======    =======

                 See notes to consolidated financial statements

                       EXAR CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF STOCKHOLDERS'

                     EQUITY AND COMPREHENSIVE INCOME (LOSS)

 YEARS ENDED MARCH 31, 1997, 1998, 1999 AND THE NINE MONTHS ENDED DECEMBER 31,
                                      1999

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                            ACCUMULATED
                                              COMMON STOCK           TREASURE STOCK                            OTHER
                                          ---------------------   ---------------------      RETAINED      COMPREHENSIVE
                                            SHARES      AMOUNT      SHARES      AMOUNT       EARNINGS      INCOME (LOSS)
                                          ----------   --------   ----------   --------   --------------   --------------
BALANCES, March 31, 1996................  14,877,556   $77,688    (1,391,649)  $(13,420)     $53,379          $    200
Comprehensive loss:
  Net loss..............................                                                      (9,197)
Other comprehensive income:
  Foreign currency translation
  adjustments...........................                                                                          (492)
Comprehensive loss......................
Exercise of stock options...............     176,755     1,240
Income tax benefit from stock option....                   110
Stock issued under Employee Stock
  Participation Plan....................     130,096     1,034
Acquisition of treasury stock...........                             (75,000)      (725)
                                          ----------   -------    ----------   --------      -------          --------
BALANCES, March 31, 1997................  15,184,407    80,072    (1,466,649)   (14,145)      44,182              (292)
Comprehensive income:
  Net income............................                                                       7,518
Other comprehensive income:
  Foreign currency translation
  adjustments...........................                                                                           375
Comprehensive income....................
Exercise of stock options...............     410,700     3,987
Income tax benefit from stock option....                   867
Stock issued under Employee Stock
  Participation Plan....................     117,750     1,165
                                          ----------   -------    ----------   --------      -------          --------
BALANCES, March 31, 1998................  15,712,857    86,091    (1,466,649)   (14,145)      51,700                83
Comprehensive income:
  Net income............................                                                       5,424
Other comprehensive income:
  Foreign currency translation
  adjustments...........................                                                                           121
Comprehensive income....................
Exercise of stock options...............     140,476     1,330
Income tax benefit from stock option....                   312
Stock issued under Employee Stock
  Participation Plan....................     127,455     1,175
Acquisition of treasury stock...........                            (540,750)    (6,334)
                                          ----------   -------    ----------   --------      -------          --------
BALANCES, March 31, 1999................  15,980,788    88,908    (2,007,399)   (20,479)      57,124               204
Comprehensive income:
  Net income*...........................                                                       8,051
Other comprehensive income:
Foreign currency translation
  adjustments*..........................                                                                           (33)
Comprehensive income*...................
Exercise of stock options*..............     667,914     7,552
Income tax benefit from stock option*...
Stock issued under Employee Stock
  Participation Plan*...................      66,196       890
Acquisition of treasury stock*..........                            (177,450)    (3,392)
                                          ----------   -------    ----------   --------      -------          --------
BALANCES, December 31, 1999*............  16,714,898   $97,350    (2,184,849)  $(23,871)     $65,175          $    171
                                          ==========   =======    ==========   ========      =======          ========
*UNAUDITED


                                              TOTAL
                                          STOCKHOLDERS'   COMPREHENSIVE
                                             EQUITY       INCOME (LOSS)
                                          -------------   --------------
BALANCES, March 31, 1996................    $117,847
Comprehensive loss:
  Net loss..............................      (9,197)        $ (9,197)
Other comprehensive income:
  Foreign currency translation
  adjustments...........................        (492)            (492)
                                                             --------
Comprehensive loss......................                     $ (9,689)
                                                             ========
Exercise of stock options...............       1,240
Income tax benefit from stock option....         110
Stock issued under Employee Stock
  Participation Plan....................       1,034
Acquisition of treasury stock...........        (725)
                                            --------
BALANCES, March 31, 1997................     109,817
Comprehensive income:
  Net income............................       7,518         $  7,518
Other comprehensive income:
  Foreign currency translation
  adjustments...........................         375              375
                                                             --------
Comprehensive income....................                     $  7,893
                                                             ========
Exercise of stock options...............       3,987
Income tax benefit from stock option....         867
Stock issued under Employee Stock
  Participation Plan....................       1,165
                                            --------
BALANCES, March 31, 1998................     123,729
Comprehensive income:
  Net income............................       5,424         $  5,424
Other comprehensive income:
  Foreign currency translation
  adjustments...........................         121              121
                                                             ========
Comprehensive income....................                     $  5,545
                                                             ========
Exercise of stock options...............       1,330
Income tax benefit from stock option....         312
Stock issued under Employee Stock
  Participation Plan....................       1,175
Acquisition of treasury stock...........      (6,334)
                                            --------
BALANCES, March 31, 1999................     125,757
Comprehensive income:
  Net income*...........................       8,051         $  8,051
Other comprehensive income:
Foreign currency translation
  adjustments*..........................         (33)             (33)
                                                             ========
Comprehensive income*...................                     $  8,018
                                                             ========
Exercise of stock options*..............       7,552
Income tax benefit from stock option*...          --
Stock issued under Employee Stock
  Participation Plan*...................         890
Acquisition of treasury stock*..........      (3,392)
                                            --------
BALANCES, December 31, 1999*............    $138,825
                                            ========
*UNAUDITED

                 See notes to consolidated financial statements

                       EXAR CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                 NINE MONTHS ENDED
                                                                  YEARS ENDED MARCH 31,            DECEMBER 31,
                                                              ------------------------------   ---------------------
                                                                1997       1998       1999       1998        1999
                                                              --------   --------   --------   ---------   ---------
                                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  ($ 9,197)  $ 7,518    $ 5,424     $ 4,705    $  8,051
  Reconciliation of net income (loss) to net cash provided
    by operating activities:
    Depreciation and amortization...........................     6,491     6,190      4,762       3,812       2,999
    Write-down of equipment.................................    11,382        --         --          --          --
    Provision for doubtful accounts and sales returns.......       464       254     (1,364)       (544)       (227)
    Deferred income taxes...................................    (5,050)    3,607      1,510          --        (294)
    Gain on sale of investment..............................        --        --         --          --      (7,003)
    Gain on sale of equipment...............................        --      (387)      (289)       (289)       (474)
    Changes in operating assets and liabilities:
      Accounts receivable...................................     5,211    (3,374)     6,678       4,559         709
      Inventories...........................................    10,789       495        908         245      (1,841)
      Prepaid expenses and other............................    (2,643)     (246)       319        (388)       (172)
      Accounts payable......................................    (3,862)       15     (3,269)     (3,390)         17
      Accrued compensation and related benefits.............     1,030     3,900     (5,004)     (5,700)      2,804
      Accrued sales commissions.............................       105       494        (54)         67          70
      Other accrued expenses................................      (829)     (615)      (238)        141        (401)
      Income taxes payable..................................       110     2,817      1,500       2,633       2,144
                                                              --------   -------    -------     -------    --------
        Net cash provided by operating activities...........    14,001    20,668     10,883       5,851       6,382
                                                              --------   -------    -------     -------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of equipment and leasehold improvements.........   (14,696)   (4,837)    (5,335)     (4,287)     (1,905)
  Proceeds from disposition of equipment and leasehold
    improvements............................................        --     7,968        977         797         548
  Purchases of short-term investments.......................   (11,072)   (4,087)      (137)       (137)    (21,340)
  Proceeds from maturities of short-term investments........     9,000     6,000      1,277          --       3,710
  Purchases of long-term investments........................        --    (3,000)        --          --          --
  Proceeds from sale of investment..........................        --        --         --          --      13,080
  Other assets..............................................       986      (416)      (889)        (10)       (344)
                                                              --------   -------    -------     -------    --------
        Net cash provided by (used in) investing
          activities........................................   (15,782)    1,628     (4,107)     (3,637)     (6,251)
                                                              --------   -------    -------     -------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock....................     2,274     5,152      2,505       2,033       8,442
  Long-term obligations.....................................       (99)     (135)       (81)        (61)       (104)
  Acquisition of treasury stock.............................      (725)       --     (6,334)     (5,575)     (3,392)
                                                              --------   -------    -------     -------    --------
        Net cash provided by (used in) financing
          activities........................................     1,450     5,017     (3,910)     (3,603)      4,946
                                                              --------   -------    -------     -------    --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.....................      (492)      375        121          97         (33)
                                                              --------   -------    -------     -------    --------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS.............      (823)   27,688      2,987      (1,292)      5,044
CASH AND EQUIVALENTS AT BEGINNING OF YEAR...................    49,302    48,479     76,167      76,167      79,154
                                                              --------   -------    -------     -------    --------
CASH AND EQUIVALENTS AT END OF YEAR.........................  $ 48,479   $76,167    $79,154     $74,875    $ 84,198
                                                              ========   =======    =======     =======    ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for income taxes................................  $  2,750   $   391    $   633     $   543    $    920
                                                              ========   =======    =======     =======    ========
  Cash paid for interest....................................  $     --   $    --    $    --     $    --    $    725
                                                              ========   =======    =======     =======    ========

                See notes to consolidated financial statements.

                       EXAR CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS--Exar Corporation (Exar or the Company) designs, develops and markets analog and mixed-signal application-specific ICs for use in communications and video and imaging products. Principal markets include North America, Asia and Europe.

USE OF MANAGEMENT ESTIMATES--The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the use of management estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ from estimates.

PRINCIPLES OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of Exar and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

BASIS OF PRESENTATION--All share amounts and per share calculations in the accompanying consolidated financial statements give effect to the three-for-two stock split effected on February 15, 2000.

CASH AND EQUIVALENTS--The Company considers all highly liquid investments with original maturities of three months or less, when purchased, to be cash equivalents.

SHORT-TERM INVESTMENTS--The Company's policy is to invest in various short-term instruments with investment grade credit ratings. Generally, such investments have contractual maturities of less than one year. The Company classifies its short-term investments as "available-for-sale" securities and the cost of securities sold is based on the specific identification method. At March 31, 1998, short-term investments consisted of government agency securities of $2,000,000 and auction rate securities of $1,140,000. At March 31, 1999, short-term investments consisted of auction rate securities of $2,000,000. At December 31, 1999, short-term investments consisted of auction rate securities of $19,630,000. As of March 31, 1998, March 31, 1999, and December 31, 1999,
there were no significant differences between the fair market value and the underlying cost of such investments.

INVENTORIES--Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT, AND EQUIPMENT-- Property, plant, and equipment are stated at cost. Depreciation of plant and equipment are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Computer software and computer equipment....................   3-6 years
Machinery and equipment.....................................   5-7 years
Buildings and fixtures......................................  5-30 years

GOODWILL--Goodwill is amortized on a straight-line basis over a period of five years.

LONG LIVED ASSETS--Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to review the recoverability of all long lived assets based upon undiscounted cash flows on an

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

annual basis at a minimum, and in addition, whenever events or changes indicate that the carrying amount of the asset may not be recoverable. An impairment loss would be recognized when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

INCOME TAXES--The Company accounts for income taxes in accordance with SFAS
No. 109, "Accounting for Income Taxes," which requires the asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

REVENUE RECOGNITION--Revenue is recognized when title transfers (which is usually at the time of shipment) including sales made to distributors under agreements allowing limited right of return and price protection on merchandise unsold by the distributors. For sales made to distributors, reserves are provided for returns and price allowances at the time of shipment.

COMPREHENSIVE INCOME (LOSS)--In 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from nonowner sources. Comprehensive income (loss) for the years ended March 31, 1997, 1998, 1999, and nine months ended December 31, 1999, has been disclosed within the consolidated statements of shareholders' equity and comprehensive income (loss).

FOREIGN CURRENCY--The functional currency of each of the Company's foreign subsidiaries is the local currency of that country. Accordingly, gains and losses from the translation of the financial statements of the foreign subsidiaries are included in stockholders' equity. Gains and losses resulting from foreign currency transactions are included in other income. Net foreign currency transaction gains/(losses) were $153,000, $19,000, $59,000, and ($81,000) in 1997, 1998, 1999, and nine months ended December 31, 1999, respectively.

The Company enters into foreign currency exchange contracts from time-to-time to hedge certain currency exposures. These contracts are executed with credit-worthy financial institutions and are denominated in currencies of major industrial nations. Gains and losses on these contracts serve as hedges in that they offset fluctuations that might otherwise impact the Company's financial results. The Company is exposed to credit-related losses in the event of nonperformance by the parties to its foreign currency exchange contracts. If the Company's foreign operations forecasts are overstated or understated during periods of currency volatility, unanticipated currency gains or losses could be experienced. At December 31, 1999, the Company did not have significant foreign currency denominated net assets or net liabilities positions, and had foreign currency contracts outstanding to buy 10.0 million Japanese Yen, or approximately $95,000.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK--Financial instruments potentially subjecting the Company to concentrations of credit risk consist primarily of accounts receivable and cash and

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

short-term investments. The majority of the Company's sales are derived from manufacturers in the computer, communications and electronic imaging industries. The Company performs ongoing credit evaluations of its customers and generally does not require collateral for sales on credit. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. Approximately 7% of net accounts receivable at December 31, 1999 relates to sales to customers in Japan. The Company's policy is to place its cash and short-term investments with high credit quality financial institutions and limit the amounts invested with any one financial institution or in any type of financial instrument. The Company does not hold or issue financial instruments for trading purposes.

FAIR VALUE OF FINANCIAL INSTRUMENTS--The estimated fair value of financial instruments have been determined by the Company, using available market information and valuation methodology considered to be appropriate. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies could have a material effect on estimated fair value amounts. The estimated fair value of the Company's financial instruments at March 31, 1998, 1999 and December 31, 1999 was not materially different from the values presented in the consolidated balance sheets.

2. INVENTORIES

    Inventories consisted of the following:

                                                       MARCH 31,        DECEMBER 31,
                                                  -------------------   ------------
                                                    1998       1999         1999
                                                  --------   --------   ------------
                                                            (IN THOUSANDS)
Work in process.................................   $4,579     $3,262       $5,024
Finished goods..................................    2,202      2,611        2,690
                                                   ------     ------       ------
Total...........................................   $6,781     $5,873       $7,714
                                                   ======     ======       ======

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

3. PROPERTY, PLANT, AND EQUIPMENT

    Property, plant, and equipment consisted of the following:

                                                    MARCH 31,        DECEMBER 31,
                                               -------------------   ------------
                                                 1998       1999         1999
                                               --------   --------   ------------
                                                         (IN THOUSANDS)
Land.........................................  $  6,584   $  6,584     $  6,584
Building.....................................    13,433     13,433       13,433
Machinery and equipment......................    40,817     28,660       35,357
Leasehold improvements.......................        44         50           68
Construction in progress.....................     1,607      5,023          101
                                               --------   --------     --------
                                                 62,485     53,750       55,543
Accumulated depreciation and amortization....   (35,739)   (26,066)     (28,575)
                                               --------   --------     --------
Total........................................  $ 26,746   $ 27,684     $ 26,968
                                               ========   ========     ========

4. BORROWING ARRANGEMENTS

    The Company has available a short-term, unsecured, bank line of credit under which it may borrow up to $10,000,000, none of which was being utilized at December 31, 1999. In addition, the Company has a credit facility with certain domestic and foreign banks under which it may execute up to $25,000,000 in foreign currency transactions. At December 31, 1999, the Company had one outstanding foreign currency forward contract to purchase 10.0 million Japanese Yen, or approximately $95,000.

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

5. INCOME TAXES

    The provision (benefit) for income taxes for the years ended March 31 consisted of the following:

                                                       1997       1998       1999
                                                     --------   --------   --------
                                                             (IN THOUSANDS)
Current:
  Federal..........................................  $ 1,112     $  293     $  882
  State............................................      278         14        636
  Foreign..........................................      218         --         --
                                                     -------     ------     ------
                                                       1,608        307      1,518
                                                     -------     ------     ------
Deferred:
  Federal..........................................   (4,090)     3,047      1,489
  State............................................     (960)       560         21
  Foreign..........................................       --         --         --
                                                     -------     ------     ------
                                                      (5,050)     3,607      1,510
                                                     -------     ------     ------
Charge in lieu of taxes attributable
  to employee stock plans..........................      110        867        312
                                                     -------     ------     ------
Total..............................................  $(3,332)    $4,781     $3,340
                                                     =======     ======     ======

    Consolidated pretax income (loss) includes foreign losses of approximately $52,000, $780,000, and $622,000, in 1997, 1998, and 1999, respectively.

    Current net deferred tax assets at March 31, 1998 and 1999 were $5,217,000 and $4,047,000, respectively. Non-current net deferred tax assets (liabilities) at March 31, 1998 and 1999 of $71,000 and $(269,000), respectively, are included in deferred income taxes and other assets, respectively, within the

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

5. INCOME TAXES (CONTINUED)

accompanying balance sheet. Significant components of the Company's net deferred tax asset at March 31, 1998 and 1999 are as follows:

                                                             1998       1999
                                                           --------   --------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Reserves and accruals not currently deductible.........  $  6,212   $ 4,550
  Net operating loss and tax credit carryforwards........     8,981     8,393
  General business credits...............................     1,365     1,161
  State income taxes.....................................        43       219
  Other..................................................       168       207
                                                           --------   -------
    Total deferred tax assets............................    16,769    14,530
                                                           --------   -------
Deferred tax liabilities:
  Depreciation...........................................    (1,070)   (1,005)
  Other..................................................      (330)     (323)
                                                           --------   -------
    Total deferred tax liabilities.......................    (1,400)   (1,328)
                                                           --------   -------
Valuation allowance......................................   (10,081)   (9,424)
                                                           --------   -------
Net deferred tax assets..................................  $  5,288   $ 3,778
                                                           ========   =======

    The valuation allowance for deferred tax assets relates to (i) the tax benefits of certain acquired net operating losses for which the utilization is limited to the taxable income of the acquired subsidiary, (ii) capital loss carryforwards and (iii) state tax credits. The valuation allowance relates to the amount of such benefits for which realization is not assured. During 1999, the Company reversed valuation allowances of $657,000, primarily due to a change in the assessment of the realization of the tax benefits of certain net operating loss carryforwards.

    The Company has net operating loss carryforwards of approximately $19,700,000 for federal income tax purposes, which are available to offset future taxable income through 2012. The federal tax law includes provisions limiting the use of net operating loss carryforwards in the event of certain changes in ownership, as defined. Consequently, the Company's ability to utilize certain of its acquired net operating loss carryforwards is subject to an annual limitation.

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

5. INCOME TAXES (CONTINUED)

    The following summarizes differences between the amount computed by applying the statutory federal income tax rate to income (loss) before income taxes and the provision (benefit) for income taxes for each of the years ended March 31:

                                                       1997       1998       1999
                                                     --------   --------   --------
                                                             (IN THOUSANDS)
Income tax (benefit) provision at statutory rate...  $(4,385)    $4,305     $3,067
State income taxes, net of federal income tax
  benefit..........................................      606        457        762
Change in valuation allowance......................       --         --       (657)
Amortization and write-off of goodwill.............      770        371        224
Tax-exempt interest income.........................      (60)      (114)       (38)
Benefit of acquired net operating losses not
  previously recognized............................      (70)        --         --
Benefit of foreign sales corporation...............     (490)      (175)      (175)
Foreign losses providing no benefit................       --        (18)       261
Tax credits........................................       --       (424)      (200)
Other, net.........................................      297        379         96
                                                     -------     ------     ------
                                                     $(3,332)    $4,781     $3,340
                                                     =======     ======     ======

    The California income tax authorities may propose to assess income taxes using the unitary taxation method for some or all of the fiscal years 1986 to 1990, which remain open to examination under the statute of limitations. This taxation method has the effect of apportioning taxable income of a former foreign majority stockholder of the Company to Exar and could possibly result in additional state income tax liability if successfully asserted. The California income tax authorities have assessed Exar for income taxes under the unitary taxation method for the years 1980 through 1985. Such assessments have been paid or accrued as of March 31, 1999. Subsequent to March 31, 1999, the Company settled the assessment with the California income tax authorities for an amount which had been previously accrued. Accordingly, the settlement did not have a material effect on the Company's financial position or results of operations.

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

6. NET INCOME (LOSS) PER SHARE

    SFAS 128 requires a dual presentation of basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

    A summary of the Company's EPS is as follows (In thousands, except per share amounts):

                                                                                          NINE MONTHS
                                                                                             ENDED
                                                         YEARS ENDED MARCH 31,           DECEMBER 31,
                                                     ------------------------------   -------------------
                                                       1997       1998       1999       1998       1999
                                                     --------   --------   --------   --------   --------
                                                                                          (UNAUDITED)
Net income (loss)..................................  $(9,197)    $7,518     $5,424     $4,705     $8,051
                                                     =======     ======     ======     ======     ======
Shares used in computation:
  Weighted average common shares outstanding used
    in computation of basic net income (loss) per
    share..........................................   13,606     13,989     14,088     14,127     14,128
  Dilutive effect of stock options.................       --        606        312        385      1,428
                                                     -------     ------     ------     ------     ------
  Shares used in computation of diluted net income
    (loss) per share...............................   13,606     14,595     14,400     14,512     15,556
                                                     =======     ======     ======     ======     ======
Basic net income (loss) per share..................  $ (0.68)    $ 0.54     $ 0.39     $ 0.33     $ 0.57
                                                     =======     ======     ======     ======     ======
Diluted net income (loss) per share................  $ (0.68)    $ 0.52     $ 0.38     $ 0.32     $ 0.52
                                                     =======     ======     ======     ======     ======

    Options to purchase 992,100, 2,367,771, 2,103,610 and 20,250 shares of common stock at prices ranging from $14.33 to $24.83, $10.37 to $24.83, $10.73 to $24.83 and above $32.42 were outstanding as of March 31, 1998, March 31, 1999, December 31, 1998 and December 31, 1999, respectively, but not included in the computation of diluted net income per share because the options' exercise prices were greater than the average market price of the common shares as of such dates and, therefore, would be anti-dilutive under the treasury stock method. Diluted net loss per share for the year ended March 31, 1997 excludes common equivalent shares of 1,324,387 as their effect is anti-dilutive.

7. EMPLOYEE BENEFIT PLANS

EXAR SAVINGS PLAN--The Exar Savings Plan covers substantially all employees of the Company. The Savings Plan provides for voluntary salary reduction contributions in accordance with Section 401(k) of the Internal Revenue Code as well as contributions from the Company based on the achievement of specified operating results. Exar made contributions of $373,000, $379,000 and $86,000, during fiscal years 1997, 1998 and 1999, respectively.

INCENTIVE COMPENSATION PLANS--The Company's incentive compensation plans provide for incentive awards for substantially all employees of the Company based upon the achievement of specified operating and performance results. Incentive awards totaled $547,000, $3,616,000, $681,000 and

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

7. EMPLOYEE BENEFIT PLANS (CONTINUED)

$285,000 in fiscal 1997, 1998, 1999, and the nine months ended December 31, 1999, respectively. The Company's incentive plans may be amended or discontinued at the discretion of the Board of Directors.

8. STOCKHOLDERS' EQUITY

PREFERRED SHARE PURCHASE RIGHTS PLAN--In December 1995, the Company's Board of Directors (the Board) adopted a Preferred Share Purchase Rights Plan under which the Board declared a dividend of one purchase right for each outstanding share of common stock of Exar held as of January 10, 1996. Each right entitles the registered holder to purchase one one-hundredth of a share of Exar's Series A Junior Participating Preferred Stock at a price of $118.50. The rights become exercisable ten days after the announcement that an entity or person has commenced a tender offer to acquire or has acquired 15% or more of the outstanding Exar Common Stock ("the Distribution Date").

    After the Distribution Date, the Board may exchange the rights at an exchange ratio of one common share or one one-hundredth of a preferred share per right. Otherwise, each holder of a right, other than rights beneficially owned by the acquiring entity or person (which will thereafter be void), will have the right to receive upon exercise that number of common shares having a market value of two times the exercise price of the right. The rights will expire on December 15, 2005.

EMPLOYEE STOCK PARTICIPATION PLAN--Exar is authorized to issue 2,250,000 shares of common stock under its Employee Stock Participation Plan (the Plan). The Plan permits employees to purchase common stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the common stock at the beginning or end of each three month offering period. Shares purchased by and distributed to participating employees were 130,096 in fiscal 1997, 117,750 in fiscal 1998, 127,455 in fiscal 1999, and 66,196 in nine months ended
December 31, 1999, at weighted average prices of $7.93, $9.87, $9.21 and $13.42, respectively. The weighted average fair value of the fiscal 1997, fiscal 1998, fiscal 1999, and nine months ended December 31, 1999 awards were $2.45, $4.10, $2.77 and $7.99 per share, respectively.

    The Company has reserved 1,229,026 shares of common stock for future issuance under its Employee Stock Participation plan.

STOCK OPTION PLANS--Exar has a Stock Option Plan and a Non-Employee Directors' Stock Option Plan. Under these plans, the Company may grant options to purchase up to 3,594,052 and 375,000 shares of common stock, respectively. Options are granted at fair market value on the date of grant. Options are generally exercisable in four equal annual installments commencing one year after the date of grant and generally expire seven years from the grant date.

    During fiscal 1999, shareholders approved 675,000 additional shares of the Company's Common Stock to be reserved under the 1997 Equity Incentive Plan (the "1997 Plan") and 150,000 additional shares of the Company's 1996 Non-Employee Directors, Stock Option Plan (the "1996 Directors Plan"). During the nine months ended December 31, 1999, shareholders approved 675,000 additional shares of the Company's Common Stock under the 1997 Equity Incentive Plan (the "1997 Plan"). The

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

8. STOCKHOLDERS' EQUITY (CONTINUED)

1997 plan differs from prior plans in that, the 1997 plan allows for selected employees and directors to elect to defer $5,000 to $50,000 of their yearly salaries in return for options to purchase Common Stock at an aggregate discount from current fair market value equal to the salary reduction amount.

    Option activity for both plans is summarized as follows:

                                                                     OUTSTANDING OPTIONS
                                                              ---------------------------------
                                                                                    WEIGHTED
                                                                                    AVERAGE
                                                                                 EXERCISE PRICE
                                                              NUMBER OF SHARES     PER SHARE
                                                              ----------------   --------------
Outstanding, March 31, 1996 (641,674 exercisable at a
  weighted average price of $10.42).........................      2,416,617          $11.68
  Options granted (weighted average fair value of $5.28)....      1,311,000           10.17
  Options exercised.........................................       (123,075)           6.61
  Options canceled..........................................       (722,464)          13.21
                                                                 ----------          ------
Outstanding, March 31, 1997 (968,383 exercisable at a
  weighted average price of $10.80).........................      2,882,078           10.81
  Options granted (weighted average fair value of $8.41)....      1,194,253           14.83
  Options exercised.........................................       (410,700)           9.71
  Options canceled..........................................       (375,648)          12.01
                                                                 ----------          ------
Outstanding, March 31, 1998 (1,146,460 exercisable at a
  weighted average price of $11.21).........................      3,289,983           12.26
  Options granted (weighted average fair value of $6.04)....      1,192,370           10.57
  Options exercised.........................................       (140,476)           9.49
  Options canceled..........................................       (452,289)          12.72
                                                                 ----------          ------
Outstanding, March 31, 1999 (1,542,018 exercisable at a
  weighted average price of $11.77).........................      3,889,588           11.81
  Options granted (weighted average fair value of $11.88)...        947,383           24.09
  Options exercised.........................................       (667,914)          11.43
  Options canceled..........................................       (101,148)          13.59
                                                                 ----------          ------
Outstanding, December 31, 1999..............................      4,067,909          $14.69
                                                                 ==========          ======

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

8. STOCKHOLDERS' EQUITY (CONTINUED)

    At December 31, 1999, 1,122,630 options were available for future grant under both plans.

                                 OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                        -------------------------------------   ----------------------------
                                        WEIGHTED
                                        AVERAGE
                                       REMAINING     WEIGHTED                    WEIGHTED
      RANGE OF            NUMBER      CONTRACTUAL    AVERAGE      NUMBER         AVERAGE
   EXERCISE PRICES      OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE   EXERCISE PRICE
---------------------   -----------   ------------   --------   -----------   --------------
3.5$0 - $ 9.96.....      1,098,821         4.83       $ 9.57       441,766        $ 9.29
10.00 -  11.46....         960,023         3.82        10.82       564,274         10.94
11.63 -  15.46....         446,461         3.98        13.20       226,397         13.00
15.75 -  24.83....         793,418         4.82        17.20       349,410         17.15
24.89 -  32.42....         769,186         6.70        25.09         8,439         24.89
                         ---------         ----       ------     ---------        ------
3.5$0 - $32.42.....      4,067,909         4.85       $14.69     1,590,286        $12.21

    Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method as of the beginning of fiscal 1996. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life,
6.7 to 7.8 years; stock volatility, 35%, 44% and 43% in fiscal 1997, fiscal 1998 and fiscal 1999 respectively; risk free interest rates, 6.1%, 6.0% and 5.4% in fiscal 1997, fiscal 1998 and fiscal 1999; respectively; and no dividends during the expected term. The Company's calculations are based on a single option valuation approach and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1997, fiscal 1998 and fiscal 1999 awards had been amortized to expense over the vesting period of the awards, pro forma net income
(loss) would have been as follows:

                                                                1997        1998        1999
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Pro Forma Net Income (Loss).................................  $(10,544)    $4,696      $2,412
                                                              ========     ======      ======
Pro Forma Net Income (Loss) Per Share:
      Basic.................................................  $  (0.77)    $ 0.34      $ 0.17
                                                              ========     ======      ======
      Diluted...............................................  $  (0.77)    $ 0.32      $ 0.17
                                                              ========     ======      ======

    The impact of outstanding non-vested stock options granted prior to 1996 has been excluded from the pro forma calculation; accordingly, the fiscal 1997, fiscal 1998 and fiscal 1999 pro forma amounts

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

8. STOCKHOLDERS' EQUITY (CONTINUED)

are not indicative of future period pro forma amounts, when the calculation will apply to all applicable stock options.

9. RESTRUCTURING AND OTHER CHARGES

RESTRUCTURING

    In the fourth quarter of fiscal 1997, the Company announced and began to implement a restructuring plan to i) reduce manufacturing expenses by transferring its test and shipping operations to foreign subcontractors,
ii) focus the Company's product strategy to provide analog and mixed-signal products for the communications, video and imaging and silicon sensor markets and iii) narrow the Company's distribution channels to create more leverage. The Company's restructuring actions consisted primarily of writing down certain equipment as a result of the transfer of operations and change in product focus; terminating 54 full-time employees; writing down inventory associated with product lines which were being discontinued; canceling certain facility leases and cancellation of contracts as a result of a change in distribution channels; and writing down goodwill associated with discontinued products. These actions resulted in a charge of $5,345,000 to operating expenses and $4,631,000 to cost of sales. The charges included a non-cash charge of $8,454,000 and cash expenditures of $1,522,000. As of March 31, 1999, an accrual of approximately $190,000 remained related to associated lease obligations. As of December 31, 1999, an accrual of approximately $133,000 remained related to associated lease obligations.

    In the third quarter of fiscal 1999, the Company sold its silicon microstructures business unit to OSI Systems, Inc. ("OSI") for $2,600,000, with additional contingent performance-based payments of up to $3,900,000 over the next two years. The resulting restructuring charge of $731,000 represents the loss on the sale of assets, severance costs related to the termination of 38 employees and other disposition related expenses. The restructuring action was completed during the fourth quarter of fiscal 1999 and was financed through the use of cash.

OTHER CHARGES

    During the fourth quarter of fiscal 1997, the Company incurred a charge of $9,000,000 relating to the write-down of capital assets and investments made under the terms of a wafer production agreement and equity investment agreements with IC Works, Inc. ("IC Works"). The charge was estimated in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" and reflects management's estimate of the net realizable value of the equipment and investment in IC Works. The Company terminated its 1995 wafer production agreement with the foundry due to dramatically changed market conditions for wafer pricing and availability, as well as the recent business redirection of Exar and delays in the commencement of anticipated production by the foundry.

    During the quarter ended December 31, 1997, the Company sold the capital assets written down in connection with this prior year charge. The sales proceeds exceeded the carrying value and, as a result, the Company reversed $1,200,000 of the related reserve during the quarter. Offsetting this reversal, the

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

9. RESTRUCTURING AND OTHER CHARGES (CONTINUED)

Company decided during the quarter to replace its current information system under development with a system determined to better meet the Company's needs and wrote off $1,200,000 of capitalized costs associated with system modules which the Company does not intend to use.

    As a result of a merger completed on April 1, 1999 of IC Works, Inc. and Cypress Semiconductor, the Company received in excess of 1.1 million shares of Cypress Semiconductor common stock in exchange for the Company's minority equity investment in IC Works, Inc. The Company sold this stock during the first quarter of fiscal 2000 resulting in a pre-tax gain of $7,000,000 in other income and a related employee compensation and benefits expense of $3,000,000 in cost and expenses.

10. COMMITMENTS AND CONTINGENCIES

    Certain of the Company's facilities were leased under lease agreements expiring through August 2001. Rent expense was $300,000 for 1997. The Company expensed all future lease obligations in 1997 as a part of the restructuring and other charges (see Note 9).

    In 1987, one of the Company's subsidiaries identified low-level groundwater contamination at its principal manufacturing site. Although the area of contamination appears to have been defined, the source of the contamination has not been identified. The Company has reached an agreement with another entity to participate in the cost of ongoing site investigations and the operation of remedial systems to remove subsurface chemicals which is expected to continue for 10 to 15 years. The accompanying consolidated financial statements include the Company's share of estimated remaining remediation costs of approximately $764,000 as of March 31, 1999, and $660,000 as of December 31, 1999.

    The Company is involved in various claims, legal actions and complaints arising in the normal course of business. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, liquidity or cash flows.

11. INDUSTRY AND SEGMENT INFORMATION

    In fiscal 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires that certain selected information about operating segments be reported in interim financial reports. It also establishes standards for related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, or decision making group in deciding how to allocate resources and in assessing performance. SFAS No. 131 differs from accounting standard SFAS No. 14, which required companies to disclose certain financial information about an industry segment in which they operate. Under both SFAS No. 14 and SFAS
No. 131, the Company operates in one reportable segment and is engaged in the design, development and marketing of a variety of analog and mixed-signal application-specific integrated circuits for use in communications, and in the video and imaging products. The

                       EXAR CORPORATION AND SUBSIDIARIES

 YEARS ENDED MARCH 31, 1997, 1998, 1999, AND THE NINE MONTHS ENDED DECEMBER 31,
                                 1998 AND 1999

    (INFORMATION AS OF DECEMBER 31, 1998 AND 1999 AND THE NINE MONTHS ENDED
                    DECEMBER 31, 1998 AND 1999 IS UNAUDITED)

11. INDUSTRY AND SEGMENT INFORMATION (CONTINUED)

nature of the Company's products and production processes as well as type of customers and distribution methods are consistent among all of the Company's devices. The Company's foreign operations consist primarily of its wholly owned subsidiaries in Japan and the United Kingdom. The Company's principle markets include North America, Asia, Europe and other countries. Total sales by geographic area represent sales to unaffiliated customers (inventory movements to Japan for sale by the Japan region directly to end customers in Japan are not significant and eliminated in consolidation and not included below).

    Identifiable assets represent assets used in the Company's operations in each geographic area.

    Geographic financial information for each fiscal year is as follows:

                                                                                     NINE MONTHS
                                                                                       ENDING
                                                   1997       1998       1999     DECEMBER 31, 1999
                                                 --------   --------   --------   -----------------
                                                              (IN THOUSANDS)
Net Sales:
  United States................................  $ 53,374   $ 60,020   $ 45,631       $ 36,032
  Export sales to Japan and Asia...............    13,160     16,852      8,658         10,058
  Export sales to Western Europe...............    15,144     21,001     15,731          8,059
  Export sales to rest of world................     1,200      1,110        975            640
  Japan........................................     9,465      3,032        873            720
                                                 --------   --------   --------       --------
                                                 $ 92,343   $102,015   $ 71,868       $ 55,509
                                                 ========   ========   ========       ========
Income (loss) from operations:
  United States................................  $(15,153)  $  9,350   $  4,572       $  2,192
  Japan........................................      (143)      (467)      (512)          (249)
  Western Europe...............................        58        103         (9)          (867)
                                                 --------   --------   --------       --------
                                                 $(15,238)  $  8,986   $  4,051       $  1,076
                                                 ========   ========   ========       ========
Identifiable assets:
  United States................................  $119,623   $141,422   $137,078       $155,126
  Japan........................................     5,739      2,102      1,121            918
  Western Europe...............................       175        145         97            310
                                                 --------   --------   --------       --------
                                                 $125,537   $143,669   $138,296       $156,354
                                                 ========   ========   ========       ========

12. RECENTLY ISSUED ACCOUNTING STANDARD

    In June 1998, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedging accounting when certain conditions are met. This is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. On a forward looking basis, although the Company has not fully assessed the implications of this new statement, the Company does not believe adoption of this statement will have a material impact on the Company's financial position or results of operations.

------------------------------------------------------------
------------------------------------------------------------

                                2,500,000 SHARES

                                     [LOGO]

                                EXAR CORPORATION

                                ----------------

                                   PROSPECTUS

                                           , 2000

                             ---------------------

                         BANC OF AMERICA SECURITIES LLC
                               ROBERTSON STEPHENS
                           U.S. BANCORP PIPER JAFFRAY
                            NEEDHAM & COMPANY, INC.

------------------------------------------------------------
------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by Exar Corporation in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.


SEC Registration fee........................................  $ 33,882
NASD Filing fee.............................................    13,334
Nasdaq additional listing fee...............................    17,500
Printing and engraving expenses.............................   150,000
Legal fees and expenses.....................................   350,000
Accounting fees and expenses................................   125,000
Transfer Agent and Registrar Fees and expenses..............     5,000
Blue Sky Fees and expenses..................................     5,000
Miscellaneous...............................................    50,284
                                                              --------
Total.......................................................  $750,000
                                                              ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Under Section 145 of the Delaware General Corporation Law, Exar has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

    Exar's certificate of incorporation and by-laws include provisions to
(i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware and (ii) require Exar to indemnify its directors and executive officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. Exar believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the directors' duty of loyalty to Exar, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of Exar or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the directors' duty to Exar or its stockholders when the director was aware or should have been aware of a risk of serious injury to Exar or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to Exar or its stockholders, for improper transactions between the director and Exar and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

    The Company has entered into indemnity agreements with each of its directors and executive officers that require Exar to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of Exar or any of its affiliated enterprises, provided such person acted in good faith and in a manner such persons reasonably believed to be in, or not opposed to, the best interests of Exar and, with respect to any criminal proceeding, has no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

    At present, there is no pending litigation or proceeding involving a director or officer of Exar as to which indemnification is being sought.

    Exar has an insurance policy covering the officers and directors of Exar with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                    DESCRIPTION OF DOCUMENT
------                  ------------------------------------------------------------
         1.1*           Underwriting Agreement.
         5.1*           Legal Opinion of Cooley Godward LLP.
        23.1            Consent of Deloitte & Touche LLP, independent auditors.
        23.2*           Consent of Cooley Godward LLP (see Exhibit 5.1).

------------------------

    *   To be filed by amendment.

UNDERTAKINGS.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrants's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, Exar has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, County of Alameda, State of California, on February 18, 2000.

                                                       EXAR CORPORATION

                                                       By:          /s/ DONALD L. CIFFONE, JR.
                                                            -----------------------------------------
                                                                      Donald L. Ciffone, Jr.
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

    In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates stated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                          *
     -------------------------------------------       Chairman of the Board        February 18, 2000
                  Raimon L. Conlisk

                                                       President, Chief Executive
             /s/ DONALD L. CIFFONE, JR.                  Officer and Director
     -------------------------------------------         (Principal Executive       February 18, 2000
               Donald L. Ciffone, Jr.                    Officer)

                                                       Executive Vice President,
                          *                              Chief Financial Officer,
     -------------------------------------------         Secretary and Director     February 18, 2000
                   Ronald W. Guire                       (Principal Financial and
                                                         Accounting Officer)

                          *
     -------------------------------------------       Director                     February 18, 2000
                  Frank P. Carrubba

                          *
     -------------------------------------------       Director                     February 18, 2000
                   James E. Dykes

                          *
     -------------------------------------------       Director                     February 18, 2000
                   Richard Previte

*By:               /s/ DONALD L. CIFFONE, JR.
             --------------------------------------
                     Donald L. Ciffone, Jr.
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

EXHIBIT                                                                               SEQUENTIAL
NUMBER                                    DESCRIPTION OF DOCUMENT                     PAGE NUMBER
-------                 ------------------------------------------------------------  -----------
         1.1*           Underwriting Agreement.

         5.1*           Legal Opinion of Cooley Godward LLP.

        23.1            Consent of Deloitte & Touche LLP, independent auditors.

        23.2*           Consent of Cooley Godward LLP (see Exhibit 5.1).

------------------------

*   To be filed by amendment